Filed Pursuant to Rule 424(b)(3)
Registration No. 333-108932
PROSPECTUS

$115,000,000

Zero Coupon Convertible Subordinated Notes Due June 1, 2008

     Ask Jeeves, Inc. issued its Zero Coupon Convertible Subordinated Notes Due June 1, 2008 in a private placement in an aggregate principal amount of $115,000,000. Selling securityholders will use this prospectus to resell their notes and the shares of our common stock issuable upon conversion of the notes. Initially, the number of shares of common stock issuable upon conversion of the notes is 6,804,733.

     The notes are convertible at any time prior to maturity into shares of our common stock at a conversion price of $16.90 per share (subject to certain adjustments). This is equivalent to a conversion rate of approximately 59.1716 shares per $1,000 principal amount of notes. Upon conversion, we will have the right to deliver cash in lieu of shares of our common stock. The notes are subordinated to our existing and future senior indebtedness.

     The interest rate on the notes is zero. The notes do not accrete interest.

     You may require us to repurchase all or a portion of your notes, subject to specified exceptions, upon the occurrence of a change in control. We may choose to pay the repurchase price in cash, shares of our common stock, shares of the surviving corporation or a combination thereof.

     The notes are not listed on any national securities exchange or on Nasdaq. Our common stock is quoted on The Nasdaq National Market under the symbol “ASKJ.” The last reported sale price of our common stock on November 21, 2003 was $17.39 per share.

Investing in the notes involves risks.

See “Risk Factors” beginning on page 5.

     We will not receive any of the proceeds from the sale of the notes or the shares of our common stock issuable upon conversion of the notes by any of the selling securityholders. The notes or common stock may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. In addition, the shares of our common stock may be offered from time to time through ordinary brokerage transactions on The Nasdaq National Market. The selling securityholders may be deemed to be “underwriters” as defined in the Securities Act of 1933, as amended (the “Securities Act”). If the selling securityholders use any broker-dealers, any commission paid to broker-dealers and, if broker-dealers purchase any notes or shares of our common stock as principals, any profits received by such broker-dealers on the resale of the notes or shares of our common stock may be deemed to be underwriting discounts or commissions under the Securities Act.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 21, 2003

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
SUMMARY
RISK FACTORS
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF COMMON STOCK
CAPITALIZATION
DESCRIPTION OF NOTES
DESCRIPTION OF CAPITAL STOCK
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION ABOUT ASK JEEVES, INC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
SUMMARY	1
RISK FACTORS	5
USE OF PROCEEDS	18
RATIO OF EARNINGS TO FIXED CHARGES	18
DIVIDEND POLICY	18
PRICE RANGE OF COMMON STOCK	19
CAPITALIZATION	20
DESCRIPTION OF NOTES	21
DESCRIPTION OF CAPITAL STOCK	36
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	41
SELLING SECURITYHOLDERS	46
PLAN OF DISTRIBUTION	49
LEGAL MATTERS	51
EXPERTS	51
WHERE YOU CAN FIND MORE INFORMATION ABOUT ASK JEEVES, INC	51

      Ask Jeeves, ask.com, Jeeves Solutions, JeevesOne, Teoma and Ask Jeeves for Kids are trademarks or registered trademarks of Ask Jeeves, Inc.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated by reference herein include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “believe,” “expect,” “will,” “anticipate,” “intend,” “estimate,” “project,” “plan,” “assume” or other similar expressions, although not all forward-looking statements contain these identifying words. All statements contained or incorporated by reference in this prospectus regarding our future strategy, future operations, projected financial position, estimated future revenues, projected costs, future prospects, and results that might be obtained by pursuing management’s current plans and objectives are forward-looking statements.

      You should not place undue reliance on our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Our forward-looking statements are based on the information currently available to us and speak only as of the date on the cover of this prospectus or, in the case of forward-looking statements incorporated by reference, as of the date of the filing that includes the statement. New risks and uncertainties arise from time to time, and it is impossible for us to predict these matters or how they may affect us. Over time, our actual results, performance or achievements will likely differ from the anticipated results, performance or achievements that are expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our stockholders or our noteholders. We have no duty to, and do not intend to, update or revise the forward-looking statements in this prospectus after the date of this prospectus, even if subsequent events cause us to become aware of new risks or cause our expectations to change regarding the forward-looking matters discussed in this prospectus. We have identified some of the important factors that could cause future events to differ from our current expectations and they are described in this prospectus under the caption “Risk Factors” as well as in our most recent Annual Report on Form 10-K under the captions “Business — Competition,” “Business — Proprietary Rights,” “Management Discussion and Analysis of Financial Condition and Results of Operations — Risk Factors” and “Quantitative and Qualitative Disclosures About Market Risk,” all of which you should review carefully. Please consider our forward-looking statements in light of those risks as you read this prospectus.

SUMMARY

      This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the section titled “Risk Factors” and our financial statements and the notes thereto, which are incorporated into this prospectus by reference, before making an investment in the notes or the shares issuable upon conversion of the notes. As used in this prospectus, “Ask Jeeves,” “company,” “we,” “our,” and “us” refer to Ask Jeeves, Inc., except where the context otherwise requires or as otherwise indicated.

Ask Jeeves, Inc.

      Ask Jeeves, Inc. provides Web-based search technologies that enable Internet users to find information quickly and intuitively on the World Wide Web. We make our search technology available to the public free of charge on our three advertiser-supported Web sites: Ask Jeeves U.S. (Ask.com); Ask Jeeves U.K. (Ask.co.uk); and Teoma (Teoma.com). All of these Web sites generate search results using a subject-specific popularity algorithm that utilizes page-ranking methods to estimate a Web site’s authority, in addition to its relevance. Our fourth Web site, Ask Jeeves for Kids (AJKids.com), utilizes our knowledgebase technology.

      We syndicate our search technology and advertising products to third-party Web sites, including portals, infomediaries, and content and destination Web sites. We provide search results for those Web sites to display in response to their users’ search queries. We refer to these third-party Web sites as our syndication network.

      We generate revenue in two principal ways:

•	First, we earn advertising revenue for displaying advertisements on our Web sites. We offer advertisers a suite of tools for promoting their products and services to our user base. Types of advertising range from banner ads on our U.K. Web site to more advanced keyword products, in which we display advertisements that are related to users’ search topics. We believe these targeted advertisements are effective because they are displayed at a time when users are particularly likely to be receptive to the advertisement — when users are actively searching for related information. A targeted advertisement may take many forms, such as a graphic ad or a paid placement. We sell paid placements directly to advertisers. We also obtain paid placements from third-party providers with whom we share advertising revenue. Currently, our principal paid placement provider is Google, Inc. We earn advertising fees based either on our displays of, or users’ click-throughs on, the advertisements.

•	Second, we earn advertising revenue by syndicating paid placements and other advertising products to the third-party Web sites in our syndication network.

      We believe the combination of our broad user base and our suite of keyword targeted advertising products enables us to offer advertisers an efficient and effective method of reaching online audiences.

Recent Events

Sale of Our Jeeves Solutions Division to Kanisa, Inc.

      On July 1, 2003, we completed the sale of assets used in our Jeeves Solutions division to Kanisa, Inc. pursuant to an Asset Purchase Agreement dated May 28, 2003, by and between us and Kanisa. The sold assets included, among other things, tangible personal property, intellectual property, and customer and other business contracts. In exchange for the sale of these assets, we received $3.4 million in cash at the closing and a promissory note for up to $750,000 which is payable one year from the date of closing. Currently, the amount payable under the note is expected to be approximately $731,000, subject to upward or downward adjustments, but in no event shall the amount payable under the note exceed $750,000. The proceeds, if any, from the promissory note will be recorded as additional gain on the transaction upon receipt. In the third quarter of 2003, we recorded a gain of approximately $2.5 million, net of estimated taxes of $109,000, representing the excess of the purchase consideration received at closing over the book value of the assets sold plus the remaining amount of deferred license fees applicable to Jeeves Solutions.

      The sale of our Jeeves Solution division will allow us to focus on growing our core business, which we previously referred to as our Web Properties division.

      We now maintain only one operating division. Accordingly, beginning in the second quarter of 2003, we no longer report our results on a segmented basis. We have reclassified our consolidated financial statements for all prior dates and periods to report our Jeeves Solutions results, assets and liabilities as discontinued operations.

Appointment of Steve Berkowitz as Chief Executive Officer

      On November 4, 2003, we announced that effective January 1, 2004, A. George (Skip) Battle will become the Executive Chairman of our Board of Directors and Steve Berkowitz will become our Chief Executive Officer. Garrett Gruener, who is currently Chairman of the Board, will remain on our board as a director.

Separation of Claudio Pinkus from Ask Jeeves, Inc.

      On August 28, 2003, Claudio Pinkus’ employment as Chief Strategy Officer of our company ended. We expect that Mr. Pinkus will remain available as a consultant to our company.

Company Information

      We are incorporated in Delaware. Our principal executive offices are located at 5858 Horton Street, Suite 350, Emeryville, California 94608 and our telephone number is (510) 985-7400. Our corporate Web site is located at http://www.Ask.com. None of the information contained on any of our Web sites is a part of this prospectus.

Terms of the Notes

Securities Offered	$115,000,000 principal amount of Zero Coupon Convertible Subordinated Notes Due June 1, 2008.

Issue Price	100% of the principal amount.

Maturity Date	June 1, 2008.

Interest	Interest on the notes will be zero unless specified defaults under the registration rights agreement occur. See “Description of the Notes — Registration Rights.”

Conversion Rights	The notes are convertible at any time prior to maturity into shares of our common stock at a conversion price of $16.90 per share, subject to certain adjustments. This is equivalent to a conversion rate of approximately 59.1716 shares per $1,000 principal amount of notes. Upon conversion, you will not receive any cash representing accrued interest. We will have the right to deliver cash (or a combination of cash and shares of common stock) in lieu of shares of our common stock. See “Description of Notes — Conversion of Notes.”

Sinking Fund	None.

Optional Redemption	We may not redeem the notes prior to their maturity date.

Purchase of Notes at Your Option Upon Change in Control	Upon a change in control (as defined), you may require us to purchase your notes at 100% of the principal amount of the notes. We may choose to pay the purchase price in cash or, subject to certain conditions, shares of our common stock or shares of common stock of the surviving corporation or a combination of shares of common stock and cash. If we elect to pay all or a portion of the purchase price in shares of common stock, the shares will be valued at 97% of the average closing sales prices of the common stock for the five-trading-day period ending on the second business day prior to the purchase date.

Subordination	The notes will be general unsecured subordinated obligations of Ask Jeeves. The notes will be subordinated in right of payment to all existing and future senior indebtedness (as defined). The notes will also be effectively subordinated to the existing and future indebtedness and other liabilities, including trade payables, of our subsidiaries. As of September 30, 2003, we had $9.8 million of senior indebtedness outstanding, consisting primarily of operating leases, while our subsidiaries had no outstanding indebtedness and approximately $6.0 million of other liabilities. We and our subsidiaries are not prohibited from incurring senior indebtedness or other debt under the indenture.

Use of Proceeds	We will not receive any proceeds from the sale of the notes or the shares of common stock offered by this prospectus.

Trading	The notes are not currently listed and we do not intend to list the notes on any national securities exchange. We can give no assurance as to the liquidity of or trading market for the notes. Our common stock is traded on The Nasdaq National Market under the symbol “ASKJ.”

Risk Factors

      Investment in the notes involves risk. You should carefully consider the information under “Risk Factors” and all other information included in this prospectus before investing in the notes or the shares of common stock issuable upon conversion of the notes.

RISK FACTORS

      You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of the notes and our common stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus and the incorporated documents also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Related to our Subordinated Convertible Notes

Our stock price has been volatile historically and may continue to fluctuate widely regardless of our actual operating performance. Significant volatility in the price of our common stock will likely cause the price of the notes to fluctuate significantly, which may make it difficult for holders to resell the notes or the shares of our common stock issuable upon conversion of the notes when desired or at attractive prices.

      The trading price of our common stock has been and may continue to be subject to wide fluctuations. During 2002, the intra-day sale prices of our common stock on the Nasdaq National Market ranged from $0.86 to $3.91 per share and the closing sale price on November 12, 2003 was $19.68 per share. Because the notes are convertible into shares of our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the notes. Holders who receive common stock upon conversion also will be subject to the risk of volatility and depressed prices of our common stock. In addition, the existence of the notes may encourage short selling in our common stock by market participants because the conversion of the notes could depress the price of our common stock, and the short selling could also put downward pressure on the market price of our common stock.

      Fluctuations in our common stock price may be caused by a variety of factors, including:

•	actual or anticipated variations in quarterly operating results and announcements of technological innovations;

•	new products or services offered by us or our competitors;

•	changes in financial estimates by securities analysts;

•	changes in research coverage by securities analysts;

•	conditions or trends in the Internet services industry and the online customer service segment in particular;

•	any announcement by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	sales by current holders of our common stock and general financial conditions and investor sentiment regarding Internet companies generally; and

•	other events that may be beyond our control.

The notes are subordinated and there are no financial covenants in the indenture. Therefore, we may be unable to repay our obligations under the notes.

      The notes are unsecured and subordinated in right of payment in full to all of our existing and future senior debt. Because the notes are subordinated to our senior debt, in the event of (1) our liquidation or insolvency, (2) a payment default on our designated senior debt, (3) a covenant default on our designated senior debt (as defined in “Description of Notes — Subordination of Notes”), or (4) acceleration of the notes due to an event of default, we will make payments on the notes only after our senior debt has been paid in full. After paying our senior debt in full, we may not have sufficient assets remaining to pay any or all amounts due on the notes.

      Our subsidiaries are separate legal entities and have no obligation to make any payments on the notes or make any funds available for payment on the notes, whether by dividends, loans or other payments. The payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions and are dependent upon the earnings of our subsidiaries. Our subsidiaries have not guaranteed the payment of the notes. Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization, and a noteholder’s right to participate in these assets, will be effectively subordinated to the claims of that subsidiary’s creditors. Consequently, the notes are effectively subordinated to all liabilities, including trade payables, of any of our subsidiaries and any subsidiaries that we may in the future acquire or establish, except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary and any debt of such subsidiary senior to that held by us.

      As of September 30, 2003, (i) we had $9.8 million of senior debt outstanding, consisting primarily of operating leases, and (ii) our subsidiaries had no outstanding indebtedness and approximately $6.0 million of other liabilities, including trade payables, but excluding intercompany liabilities, to which the notes are effectively subordinated. Neither we nor our subsidiaries are prohibited or limited from incurring debt or acting as guarantors of debt for others in whom we or our subsidiaries may have an interest under the indenture. Our ability to pay our obligations on the notes could be adversely affected by our or our subsidiaries’ incurrence of additional indebtedness or other liabilities. We and our subsidiaries may from time to time incur additional indebtedness and other liabilities, including senior debt. See “Description of Notes — Subordination of Notes.”

We significantly increased our leverage as a result of the sale of the notes.

      In connection with the sale of the notes, we incurred $115 million of indebtedness, which substantially increased our principal payment obligations. The degree to which we are leveraged could materially and adversely affect our ability to obtain financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures.

We do not expect a public market for the notes to develop.

      There currently is no organized trading market for the notes inasmuch as they are not listed on any exchange and there can be no assurance as to (1) the liquidity of any market for the notes that may develop; (2) the ability of the holders to sell their notes; or (3) the prices at which holders of the notes would be able to sell their notes. If markets were to exist, the notes could trade at prices higher or lower than their initial purchase prices depending on many factors. If an active market for the notes fails to develop or be sustained, the trading price of the notes could decline significantly. We do not intend to apply for listing of the notes on any securities exchange or for quotation on The Nasdaq National Market.

We may not have the ability to repurchase the notes in cash if a holder exercises its repurchase right upon the occurrence of a change in control.

      Holders of the notes have the right to require us to repurchase the notes upon the occurrence of a change in control prior to maturity as described under the heading “Description of Notes — Purchase of Notes at Your Option Upon a Change in Control.” We may not have sufficient funds to make the required repurchase in cash at such time or the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the notes in cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time. We have the ability under the terms of the notes to pay the repurchase price in shares of our common stock, regardless of whether we have cash available, but this may be highly dilutive.

Risks Related to our Company

We have a history of net losses and might not remain profitable.

      We have incurred net losses every year since our inception. Although we first became profitable in the fourth quarter of 2002, as of September 30, 2003 we had an accumulated deficit of $678.3 million. We cannot assure that we will remain profitable or cash flow positive. Moreover, we might not be able to increase our operating profitability on a quarterly or annual basis. To increase profits, we will need to generate revenue growth from our advertising sales while continuing to control our expenses. Beginning in late 2000, we announced steps to control costs, including business realignment and a reduction in our workforce. These measures reduced our operating costs during the first half of 2003 but might yet result in long-term problems, such as delayed product development or reduced morale, which could be expensive and difficult to remedy. Moreover, we might be unable to reduce operating costs any further and we face the risk that our costs might increase again in the future. Indeed, we believe it is critical that we continue to expend financial and management resources to develop our brand loyalty through marketing and promotion, to enhance our search technologies and to expand our other services. If we fail to increase revenues or control costs, our annual net losses would likely resume, in which case we would eventually need to obtain additional financing or cease operations.

We derive a significant percentage of our revenue from our paid placement arrangement with Google, Inc.

      In July 2002, we entered into an agreement with Google, Inc. to participate in its sponsored links program, and our participation began in September 2002. Under this agreement, Google sells paid placements to tens of thousands of advertisers and we display their paid placements on our U.S. Web properties. We also syndicate Google’s paid placements, together with our search results, to third-party Web sites in our syndication network. In exchange for making our Web traffic available to Google’s advertisers, we share in the revenue generated from those advertisers. In the second quarter of 2003, the Ask Jeeves UK Partnership, our U.K. subsidiary, entered into an agreement with a Google subsidiary to display Google’s paid placements on our U.K. Web site, replacing a previous paid placement provider. In the third quarter of 2003, our combined paid placement revenues from Google comprised 61% of our revenues from continuing operations. Our U.S. agreement with Google is scheduled to terminate in September 2005 (but allows for termination for convenience by either party after September 2004), and our U.K. agreement with Google is scheduled to terminate in May 2005.

      If our contracts with Google are not renewed, or if Google fails to perform under these contracts or they are terminated for any other reason, we would need to find another suitable paid placement provider or otherwise replace the lost revenues. Although alternate paid placement providers (such as Overture Services Inc. and Espotting Media/ FindWhat.com) are currently available in the market, the paid placement market is consolidating (for example, Overture Services, Inc. is being acquired by Yahoo! Inc. and Espotting Media is merging with FindWhat.com), and we face the risk that we might be unable to negotiate equally advantageous terms with such providers. Further, if Google’s performance under these contracts unexpectedly deteriorates or our ability to generate traffic for paid placements decreases, our results of operations could be harmed.

Web-based business models are still evolving.

      Our advertising revenue will depend on our ability to achieve, measure and demonstrate to advertisers the breadth of Web traffic using our search service and the value of our targeted advertising. Currently, there are a variety of pricing models for selling advertising on the Internet, including models based on the number of impressions delivered, the number of click-throughs by users, the duration over which the advertisement is displayed or the number of keywords to which the advertisement is linked. It is still difficult to predict which pricing model, if any, will emerge as the industry standard. In addition, technological changes could impact the success of particular business models. This uncertainty makes it difficult to project our long-term advertising rates and revenues. A decrease in advertising sold or further cuts in advertising rates would reduce our total revenue.

We rely on DoubleClick for third-party advertising delivery.

      We rely on third-party advertising services provided by DoubleClick, Inc. to deliver advertisements to our users. DoubleClick is currently the only provider available in the market that meets our delivery needs. If DoubleClick fails to deliver advertisements as contracted for due to reliability or performance problems, or if advertisements cannot be targeted as promised to advertisers, our revenues may decrease.

      The U.S. DoubleClick, Inc. agreement will expire on March 30, 2004, while the U.K. DoubleClick, Inc. agreement will expire on January 1, 2004.

If we cannot maintain the popularity of our search engine among Internet users, our business plan will fail.

      We will be successful only if a critical mass of Internet users adopt our search technologies and services as a primary method of navigating the Internet. Internet users have a variety of other search techniques, including other search engines and subject-matter directories, available to them to find information on the Web. Users can also use non-Web-based methods of obtaining information through the Internet, including chat rooms and e-mail, rather than browsing through Web sites. Our search technologies, including our Teoma technology, are novel. It is difficult to predict the rate at which users will sample our services and the extent to which they will adopt them as their primary search technology. Even in the case of repeat users, it is difficult to know whether they return to our Web sites because they are satisfied with our offerings or because they are dissatisfied with the alternatives. At any time, users of our services might revert to prior search techniques or choose new search techniques altogether. We cannot assure you that widespread acceptance of our search technologies and services will occur. If we cannot maintain the popularity of our search engine among Internet users, our business plan will fail.

If high quality, third-party data ceases to be available, or directly accessible, on the Web, our business plan may fail.

      Our Internet search services are designed to directly link users to a page within a third-party Web site that contains content relevant to a user’s search. We have little control over the content of these third-party Web sites. If these third-party Web sites do not contain high-quality, up-to-date information, the utility of our service to the user will be reduced. In addition, when our search engine attempts to direct the user to a page within a third-party company’s Web site, the company administering the site sometimes automatically redirects users to that company’s own home page. If third-party companies prevent us from directly linking our users to pages within their Web sites, and if there are no comparable alternative Web sites to which we can direct our users, the utility and attractiveness of our services to users will be reduced. If the utility of our services diminishes for either of the above reasons, traffic on our Web sites will likely fall, which would reduce our ability to charge for advertising and paid placement.

If we fail to compete effectively against our current and potential competitors, we will lose market share.

      We compete in markets that are intensely competitive and rapidly changing. Many of our competitors are bringing new search technologies to market, allocating extensive resources to product development and marketing and expanding their search offerings. We compete with search destinations, portals and search technology providers.

•	Search Destinations and Portals. In our efforts to attract search engine users, we compete against search destinations and portals such as Google, Inc., Yahoo! Inc., America Online (AOL), Microsoft Network (MSN) and other smaller companies.

•	Search Technology Providers. We also compete with search technology providers such as Google, Inc., Yahoo! Inc. and other smaller companies.

      Vertical integration appears to be increasing in the Internet search and advertising industry. Vertically integrated search providers, like Yahoo! Inc. and Google, Inc., might have greater marketing and/or technology development resources, and might be able to pull web traffic away from our Web sites to theirs. To the extent that we lose market share among search users, are unable to negotiate favorable revenue splits with paid placement providers, receive less for each paid placement that we display, or receive less for our advertising products, our advertising revenues will likely decline.

Our growth will depend on our ability to attract and retain new users through effective promotional campaigns.

      We believe that favorable consumer and business community perceptions of the Ask Jeeves brands are essential to our future success. Accordingly, we intend to continue pursuing brand-enhancement strategies, which may include mass market and multimedia advertising, promotional programs and public relations activities. As with any public awareness campaign, we face the risk that our expenditures might not lead to the desired result; that is we might experience no net increase in our brand recognition or brand loyalty, our number of new users or our Web site traffic. Furthermore, even if such increases occur, they might not be sufficiently large to justify the expenditures. If we are unable to promote brand awareness and loyalty in a cost-effective manner, we are unlikely to attract new users and our existing user base might shrink through attrition.

If we are unable to develop new products and new product enhancements rapidly and successfully, as well as to integrate acquired technologies, we might be unable to maintain user satisfaction.

      In the highly competitive, consolidating and rapidly changing Internet search environment, our future success depends in large part on our ability to develop or acquire and introduce new search technology that meets the needs of our users more rapidly than our competitors, several of which are larger and may have significantly greater resources available for such investment in technology. For example, in 2001 we acquired Teoma Technologies, Inc. and in 2002 we acquired technology from Octopus Software, Inc. If we are unable to rapidly and successfully develop, acquire or integrate new technology into the search services we offer, we might lose market share to our faster competitors and never recoup our development or acquisition costs.

Our business may suffer in a variety of ways unless overall economic conditions improve.

      Current economic conditions pose a variety of additional challenges to our business. Some of our advertisers are making and will continue to make significant cutbacks in their sales and marketing efforts, which will in turn harm our financial results. If we are unable to replace this portion of our customer base rapidly, our business will be negatively impacted.

Our past acquisitions and any future acquisitions may disrupt our business, dilute stockholder value, divert management attention or be difficult to integrate.

      We have acquired a number of companies and technologies since our initial public offering, including Teoma Technologies, Inc. in September 2001 and full ownership of Ask Jeeves UK Partnership in February 2002. We may in the future seek to acquire or invest in additional businesses, products or technologies that we believe could complement or expand our business, augment our market coverage, enhance our technical capabilities or that may otherwise offer growth opportunities. However, in doing so, we may encounter problems with the assimilation of acquired businesses, products or technologies including:

•	difficulties in assimilation of acquired personnel, operations, technologies or products;

•	unanticipated costs associated with acquisitions;

•	diversion of management’s attention from other business concerns and potential disruption of our ongoing business;

•	adverse effects on our existing business relationships with our customers;

•	potential patent or trademark infringement from acquired technologies;

•	adverse effects on our current employees and the inability to retain employees of acquired companies;

•	use of substantial portions of our available cash as all or a portion of the purchase price; and

•	dilution of our current stockholders due to issuances of additional securities as consideration for acquisitions.

      If we are unable to integrate our acquired companies successfully or to create new or enhanced services, we may not achieve the anticipated benefits from our acquisitions. If we fail to achieve the anticipated benefits from the acquisitions, we may incur increased expenses and experience a shortfall in our anticipated revenues and we may not obtain a satisfactory return on our investment. In addition, if a significant number of employees of acquired companies fail to remain employed with us, we may experience difficulties in achieving the expected benefits of the acquisitions.

If we fail to maintain effective internal financial and managerial systems, controls and procedures, our results of operations may be harmed.

      Our past business realignment and reductions in workforce placed a significant strain on our managerial staff, financial controls and operational resources as our employees have assumed greater responsibilities and learned to manage their increased workload with reduced resources. We continue to evaluate our operational and financial systems and our managerial controls and procedures to determine what additional changes, if any, might help us to manage our current operations better. We face the risk that our systems, procedures and controls might not be adequate to support our operations or to maintain accountability for our assets. Any such failure could harm our results of operations.

Our international expansion efforts might lose money.

      We currently offer our search services through separate Web sites designed for users in the United States and in the United Kingdom. In addition, we hold a 47% interest in Ask Jeeves Japan, a joint venture selling our Answers software product, as well as seeking to launch a Japanese language search site with Japan-specific content. As part of our corporate restructuring in 2001, we terminated our participation in projects seeking to launch versions of our search sites for Spanish speaking and Australian users. Any further expansion into international markets would require substantial management attention and financial resources. Establishing foreign operations is a significant investment that might not produce desired returns. Like our current foreign operations, any future expansion efforts would be subject to risks associated with international operations, including:

•	the impact of business cycles and downturns in economies outside the United States;

•	longer payment cycles and greater difficulty in accounts receivable collections;

•	unexpected changes in regulatory requirements;

•	difficulties and costs of staffing and managing foreign operations;

•	reduced protection for intellectual property rights in some countries;

•	unanticipated tax costs associated with the cross-border use of intangible assets;

•	political and economic instability;

•	fluctuations in currency exchange rates;

•	difficulty in maintaining effective communications with employees and customers due to distance, language and cultural barriers;

•	lower brand recognition for Ask Jeeves and the Jeeves character in non-English speaking countries;

•	lower per capita Internet usage in many foreign countries, for a variety of reasons including lower disposable incomes, lack of adequate telecommunications and computer infrastructure and concerns regarding online security for e-commerce transactions; and

•	competition in international markets from a broad range of competitors.

Legal actions may be initiated against us seeking to hold us liable for our links to third-party Web sites.

      Our Internet search services are designed to link users directly to a page within a third-party Web site that contains a response to a user’s query. These direct links might expose us to legal actions seeking to hold us liable for the content of those third-party Web sites. These actions might claim, for example, that we should be liable for copyright or trademark infringement or other unauthorized actions by the third-party Web site. Other claims may be based on errors or false or misleading information provided through our Web sites, including information deemed to constitute professional advice including legal, medical, financial or investment advice. Other claims may be based on our links to sexually explicit Web sites and our provision of sexually explicit advertisements when this content is displayed. While no such claims are pending and we do not believe that any such claim would have legal merit, defending against such a legal action could be expensive and distract management. Implementing measures to reduce our exposure to such claims may require us to spend substantial resources and limit the attractiveness of our service to users.

Risks Related to Operating in our Industry

The operating performance of our computer systems and Web servers is critical to our business and reputation.

      Any system failure, including network, software or hardware failure due to a computer virus or otherwise, that causes an interruption in our service or a decrease in our responsiveness could result in reduced user traffic on our Web sites and reduced revenues for our business. We have network and server equipment located at Metromedia Fiber Network in California and England, Worldcom in Massachusetts, and Cable & Wireless Communications in England. Although we believe that our current back-up methods are adequate, we face the risk that our back-up servers might fail or might cause an interruption in our service.

      We have experienced slower response times and interruptions in service due to malfunction at our hosting facilities and on the Internet backbone networks, major software upgrades on our Web sites and undetected software defects. These Web site interruptions have lasted for periods ranging from a few minutes to three hours. In addition, our Web sites also could be affected by computer viruses, electronic break-ins or other similar disruptions. If we experience outages, frequent or persistent system failures or degraded response times, user satisfaction would decrease, we would likely lose advertising revenues and our reputation and brands could be permanently harmed.

      Our users depend on Internet service providers, online service providers and other Web site operators for access to our Web sites. Each of these types of providers has experienced significant outages in the past and could experience outages, delays and other operating difficulties due to system failures unrelated to our systems.

      The occurrence of an earthquake or other natural disaster or unanticipated problem at our principal facilities or at the servers that host or backup our systems could cause interruptions or delays in our interactive network or a loss of data. Our systems are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. We have not developed a comprehensive disaster recovery plan to respond to system failures. Our insurance policies in certain circumstances may not adequately compensate us for losses that may occur due to interruptions in our service.

Our long-term success depends upon the growth and acceptance of Internet advertising as an effective alternative to traditional advertising media.

      We compete with traditional media including television, radio and print, in addition to other high-traffic Web sites, for a share of advertisers’ total advertising expenditures. We face the risk that advertisers might find Internet advertising to be less effective than traditional media at promoting their products or services and may further reduce or eliminate their expenditures on Internet advertising. Many potential advertisers and advertising agencies have only limited experience advertising on the Internet and have not devoted a significant portion of their advertising expenditures to Internet advertising. Acceptance of the Internet among advertisers will depend, to a large extent, on the perceived effectiveness of Internet advertising and the continued growth of commercial usage of the Internet. Filter software programs that limit or prevent advertising from being displayed on a user’s computer are available. It is unclear whether this type of software will become widely accepted, but if it does, it would negatively affect Internet-based advertising. Our business could be seriously harmed if the market for Internet advertising does not continue to grow.

A breach of our computer security could damage our reputation and deter customers from using our services.

      We attempt to protect our computer systems and network from physical break-ins, security breaches and other disruptive problems caused by the Internet or other users. Computer break-ins could jeopardize the security of information stored in and transmitted through our computer systems and network, which could reduce our ability to retain or attract customers, damage our reputation or subject us to litigation. We could be subject to denial of service, vandalism and other attacks on our systems by Internet hackers. Although we intend to continue to implement security technology and establish operational procedures to prevent break-ins, damage and failures, these security measures might fail. Our insurance coverage in certain circumstances might be insufficient to cover losses that result from such events.

If we do not adapt our search services for users of cell phones, PDAs and similar devices, we might lose market share as users increasingly use handheld devices to access the Internet.

      In the coming years, the number of individuals who access the Internet through devices other than a personal computer is expected to increase. These alternative devices include personal digital assistants, known as PDAs, cellular telephones and television set-top devices. The low resolution, functionality and memory currently associated with some of these alternative devices may prevent or impede their users from accessing our graphics-rich Web services. Unless we successfully launch a version of our Web search service that is easily accessible through these alternative devices, we face a risk of losing market share if personal computer users migrate toward use of these alternative devices to access the Internet.

Our ability to remain profitable might depend on continued growth of Internet use.

      Our revenue model depends in large part on the volume of Internet user traffic to our Web sites. Our business will be harmed if Internet usage does not continue to grow or grows at significantly lower rates compared to current trends. The continued growth of the Internet is subject to various risks, many of which are outside our control. These risks include the following:

•	the Internet infrastructure might not be able to support the demands placed on it;

•	performance and reliability of the Internet might decline as usage grows and disruptions caused by malicious users or hackers increases;

•	locating useful information online might become more difficult as the number of Web sites proliferates, causing Internet usage rates to decrease or to grow at a decreasing rate;

•	users might hesitate to engage in online commerce because they feel insecure transmitting confidential information, such as credit card numbers, over the Internet; and

•	users’ privacy concerns might lead them to reduce Internet use so as to prevent Web sites from gathering user information without the user’s knowledge or consent.

Our business might suffer if any of our key executives discontinues employment with us.

      Our future success depends to a large extent on the services of our key managerial employees. Although we have signed offer letters with our executives, we have not entered into formal employment agreements with them and we do not maintain key person life insurance. If we are unable to retain our executive officers or key management personnel or attract additional qualified management in the future, our business might be materially harmed.

Our success depends on our ability to attract and retain skilled technical employees.

      Our success depends on our ability to attract, retain and motivate highly skilled employees. Competition for employees with skills in search technology is intense. We have experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. If we fail to attract, retain and motivate highly-skilled employees, our business will be harmed.

We may face potential liability, loss of users and damage to our reputation for violation of privacy policies.

      We have a policy against using personally identifiable information obtained from users of our search technologies without the user’s permission. In the past, the Federal Trade Commission has investigated companies that have used personally identifiable information without permission or in violation of a stated privacy policy. Under the UK Data Protection Act and the EU Data Protection Directive, a failure to ensure that personal information is accurate and secure or a transfer of personal information to a country without adequate privacy protections could result in criminal or civil penalties. If we use personally identifiable information without permission or in violation of our policy, we may face potential liability for invasion of privacy for compiling and providing information to our corporate customers and electronic commerce merchants.

Government regulation and legal uncertainties could harm our business.

      Any new law or regulation pertaining to the Internet, or the application or interpretation of existing laws, could decrease the demand for our services, increase our cost of doing business or otherwise seriously harm our business. There is, and will likely continue to be, an increasing number of laws and regulations pertaining to the Internet. These laws or regulations may relate to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and the quality of products and services. Furthermore, the growth and development of electronic commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on electronic commerce companies as well as companies like us that provide electronic commerce services.

      We file tax returns in such states as required by law based on principles applicable to traditional businesses. However, one or more states could seek to impose additional income tax obligations or sales tax collection obligations on out-of-state companies, such as ours, which engage in or facilitate electronic commerce. A number of proposals have been made at state and local levels that could impose such taxes on the sale of products and services through the Internet or the income derived from such sales. Such proposals, if adopted, could substantially impair the growth of electronic commerce and seriously harm our profitability.

      Legislation limiting the ability of the states to impose taxes on Internet-based transactions was enacted by the United States Congress. However, this legislation, known as the Internet Tax Freedom Act, imposed only a three-year moratorium on state and local taxes on electronic commerce, where such taxes are discriminatory, unless such taxes were generally imposed and actually enforced prior to October 1, 1998. The legislation, which commenced October 1, 1998 and was to have expired on October 21, 2001, has since been given a five-year extension by the House of Representatives. It is unclear which steps the legislature will take next, and failure to continue to renew this legislation would allow various states to impose taxes on Internet-based commerce. The imposition of such taxes could impair the growth of the electronic commerce marketplace and impair our ability to remain profitable.

      In addition, we are not certain how our business may be affected by the application to Internet commerce of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity and export or import matters. The vast majority of such laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address such issues could create uncertainty in the Internet market. Such uncertainty could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

      Several recent federal laws could have an impact on our business. The Digital Millennium Copyright Act is intended, in part, to limit the liability of eligible online service providers for listing or linking to third-party Web sites that include materials that infringe copyrights or other rights of others. The Children’s Online Protection Act and the Children’s Online Privacy Protection Act are intended to restrict the distribution of certain materials deemed harmful to children and impose additional restrictions on the ability of online services to collect user information from minors. In addition, the Protection of Children From Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances. Such legislation may impose significant additional costs on our business or subject us to additional liabilities.

      Due to the nature of the Web, it is possible that the governments of other states and foreign countries might attempt to regulate Web transmissions or prosecute us for violations of their laws. We might unintentionally violate such laws, such laws might be modified and new laws might be enacted in the future. Any such developments (or developments stemming from enactment or modification of other laws) could increase the costs of regulatory compliance for us or force us to change our business practices.

Third parties may bring intellectual property infringement claims against us that would be expensive to defend and, if successful, could subject us to significant liability and block us from using key technology.

      From time to time in the ordinary course of business we have been subject to claims of alleged infringement of the trademarks, patents and other intellectual property rights of third parties. Any such claims, if made, and any resulting litigation, should it occur, could subject us to significant liability for damages. In addition, even if we prevail, litigation could be time-consuming and expensive to defend, and could result in the diversion of our time and attention. Any claims from third parties may also result in limitations on our ability to use the intellectual property subject to these claims unless we are able to enter into license agreements that might not be available on reasonable terms, or at all.

Terrorist activities and resulting military and other actions could harm our business.

      Terrorist attacks in New York and Washington, D.C. in September of 2001 disrupted commerce throughout the world. The continued threat of terrorism, recent military action in Iraq and heightened security measures in response to this threat may cause significant disruption to commerce throughout the world. To the extent that disruptions result in a general decrease in corporate spending on advertising, our business and results of operations could be harmed. We are unable to predict whether the threat of terrorism or the responses thereto will result in any long-term commercial disruptions or if such activities or responses will have a long-term adverse effect on our business, results of operations or financial condition. Additionally, if any attacks were to affect our key data centers, our business could be harmed.

Risks Related to Accounting Matters

If requirements relating to accounting treatment for employee stock options are changed, we may decide to change our compensation practices, which may increase our cash compensation expense.

      We currently account for the issuance of stock options under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. If proposals currently under consideration by accounting standard setting authorities are adopted, we may be required to treat the value of the stock options granted to employees as compensation expense. Such a change would likely have a negative effect on our earnings. In response to a requirement to expense the value of stock options, we may decide to decrease the number of employee stock options granted to our employees. Such a reduction could affect our ability to retain existing employees and attract qualified candidates, and increase the cash compensation we would have to pay to them. An increase in employee wages and salaries would decrease our cash available for marketing, product development and other uses.

If accounting interpretations relating to revenue recognition change, our reported revenues could decline or we could be forced to make changes in our business practices.

      Over the last several years, the accounting profession has issued several standards and interpretations relating to revenue recognition. For example, the Emerging Issues Task Force reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, and the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, or SAB 101, which explains how the SEC staff believes existing revenue recognition rules should be applied. We believe that our revenue recognition policies are currently in compliance with EITF 00-21 and SAB 101.

      The accounting profession continues to discuss revenue recognition standards with the objective of providing guidance on potential interpretations. These discussions and the issuance of interpretations, once finalized, could lead to unanticipated changes in our current revenue accounting practices, which could cause us to recognize lower revenues. These changes may extend sales cycles, increase administrative costs and otherwise harm our business.

Risks Related to the Capital Markets

We may not be able to secure additional financing to meet our future capital needs.

      If we are unable to generate sufficient cash flows from operations to cover our expenses and capital expenditures, we will need to raise additional funds. We may require additional funding, for example, to fund brand promotion, develop new or enhanced products and services, respond to competitive pressures or make acquisitions. We may be unable to obtain any required additional financing on terms favorable to us, or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our expansion, successfully promote our brand, develop or enhance products and services, respond to competitive pressures or take advantage of acquisition opportunities, any of which could seriously harm our business. If we raise additional funds through the issuance of equity securities, our stockholders may experience dilution of their ownership interest, and the newly issued securities may have rights superior to those of the common stock. If we raise additional funds by issuing debt, its terms may impose limitations on our operations, including limitations on the payment of dividends. If we do not sustain profitability in the future and are unable to obtain additional financing, then we will eventually be unable to continue our operations.

If we fail to meet the expectations of public market analysts and investors, the market price of our common stock might decrease significantly.

      Public market analysts and investors have not been able to develop consistent financial models for the Internet market because of the unpredictable rate of growth of Internet use, the rapidly changing models of doing business on the Internet and the Internet’s relatively low barriers to entry. As a result, and because of the other risks noted in this discussion, our actual results might not meet the expectations of public market analysts and investors in future periods. If this occurs, the price of our common stock will likely decrease.

Future sales of our stock could affect our stock’s market price.

      If our stockholders sell substantial amounts of our common stock, including shares sold by directors or officers, shares issued upon the exercise of outstanding options or in connection with acquisitions and shares issuable upon conversion of the notes, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Provisions in Delaware law and our charter, stock option agreements and offer letters to executive officers may prevent or delay a change of control.

      We are subject to the Delaware anti-takeover laws regulating corporate takeovers. These anti-takeover laws prevent Delaware corporations from engaging in a merger or sale of more than 10% of its assets with any stockholder, including all affiliates and associates of the stockholder, who owns 15% or more of the corporation’s outstanding voting stock, for three years following the date that the stockholder acquired 15% or more of the corporation’s assets unless:

•	the board of directors approved the transaction in which the stockholder acquired 15% or more of the corporation’s assets;

•	after the transaction in which the stockholder acquired 15% or more of the corporation’s assets, the stockholder owned at least 85% of the corporation’s outstanding voting stock, excluding shares owned by directors, officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•	on or after this date, the merger or sale is approved by the board of directors and the holders of at least two-thirds of the outstanding voting stock that is not owned by the stockholder.

      A Delaware corporation may opt out of the Delaware anti-takeover laws if its certificate of incorporation or bylaws so provide. We have not opted out of the provisions of the anti-takeover laws. As such, these laws could prohibit or delay mergers or other takeover or change of control of Ask Jeeves and may discourage attempts by other companies to acquire us.

      Our certificate of incorporation and bylaws include a number of provisions that may deter or impede hostile takeovers or changes of control or management. These provisions include:

•	our board is classified into three classes of directors as nearly equal in size as possible with staggered three year-terms;

•	the authority of our board to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of these shares, without stockholder approval;

•	all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent;

•	except under limited circumstances, special meetings of the stockholders may be called only by the chairman of the board, the chief executive officer, the board of directors or by holders of shares entitled to cast not less than 50% of the votes of the meeting; and

•	except under limited circumstances, no cumulative voting is allowed.

      These provisions may have the effect of delaying or preventing a change of control. In addition, certain material agreements contain change in control provisions that may discourage or delay attempts to acquire us.

      Furthermore, in April 2001, we adopted a stockholder rights plan and declared a dividend distribution of one right for each outstanding share of common stock to stockholders of record as of May 7, 2001. Each right entitles the holder to purchase one unit consisting of one one-thousandth of a share of our Series A Junior Participating Preferred Stock for $20 per unit. Under certain circumstances, if a person or group acquires 15% or more of our outstanding common stock, holders of the rights (other than the person or group triggering their exercise) will be able to purchase, in exchange for the $20 exercise price, shares of our common stock or of any company into which we are merged having a value of $40. The rights expire on May 7, 2011 unless extended by our board of directors. Because the rights may substantially dilute the stock ownership of a person or group attempting to take us over without the approval of our board of directors, our rights plan could make it more difficult for a third party to acquire us or a significant percentage of our outstanding capital stock without first negotiating with our board of directors regarding such acquisition.

      Our certificate of incorporation and bylaws provide that we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures. These provisions may have the effect of preventing changes in our management.

      In addition, our option agreements under the 1996 Stock Option Plan provide that if a change of control of Ask Jeeves occurs prior to the first anniversary of the vesting commencement date of an option, then the vesting which would have occurred by such anniversary shall occur. After the first anniversary of the date of grant, these option agreements provide that the vesting of each option shall accelerate by six months upon a change of control. Furthermore, offer letters and severance benefit letter agreements with our executive officers provide for the payment of severance and acceleration of options upon the termination of these executive officers following a change of control of Ask Jeeves. These provisions in our stock option agreements and offer letters could have the effect of discouraging potential takeover attempts.

USE OF PROCEEDS

      We will not receive any proceeds from the sale of the notes or the shares of common stock offered by this prospectus. The proceeds from the sale of the notes and the common stock offered pursuant to this prospectus are solely for the account of the selling securityholders.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth the consolidated ratios of earnings to fixed charges of Ask Jeeves for the periods shown:

	Nine Months
	Ended	Year Ended December 31,
	September 30,
	2003	2002		2001		2000		1999		1998

Ratio of Earnings to Fixed Charges	15.69x	(a	)	(b	)	(c	)	(d	)	(e	)

(a)	Earnings in 2002 were inadequate to cover fixed charges. The coverage deficiency was approximately $10.9 million.

(b)	Earnings in 2001 were inadequate to cover fixed charges. The coverage deficiency was approximately $409.8 million.

(c)	Earnings in 2000 were inadequate to cover fixed charges. The coverage deficiency was approximately $164.7 million.

(d)	Earnings in 1999 were inadequate to cover fixed charges. The coverage deficiency was approximately $30.2 million.

(e)	Earnings in 1998 were inadequate to cover fixed charges. The coverage deficiency was approximately $3.8 million.

      The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of (a) pre-tax income (loss) from continuing operations plus (b) fixed charges. Fixed charges consist of interest expense and that portion of rental expense considered to be a reasonable estimate of the interest factor.

DIVIDEND POLICY

      To date, we have not paid any dividends on our common stock and we do not currently intend to pay dividends in the foreseeable future.

PRICE RANGE OF COMMON STOCK

      Our common stock has been quoted on the Nasdaq National Market under the symbol “ASKJ” since our initial public offering in July 1999. The following table sets forth, for the periods indicated, the high and low intra-day sales prices for our common stock as reported on the Nasdaq National Market:

	High	Low

2001
First Quarter	$5.44	$0.87
Second Quarter	3.15	0.75
Third Quarter	2.44	0.75
Fourth Quarter	4.20	0.92
2002
First Quarter	3.91	1.06
Second Quarter	2.52	0.95
Third Quarter	1.37	0.86
Fourth Quarter	2.80	0.92
2003
First Quarter	7.48	2.42
Second Quarter	14.80	6.83
Third Quarter	22.75	12.81
Fourth Quarter (through November 21, 2003)	22.18	15.91

      As of the close of business on November 10, 2003, the number of stockholders of record of our common stock was 856.

CAPITALIZATION

(in thousands, except footnotes, share and per share amounts)

      The following table sets forth our capitalization as of September 30, 2003 on an actual basis. This table should be read in conjunction with our financial statements and related notes, which are incorporated by reference in this prospectus.

September 30,
2003

Cash and cash equivalents	$82,766
Marketable securities	89,408

Total cash and cash equivalents	$172,174

Long-term debt and capital lease obligations, excluding current portion	$—
Convertible subordinated notes due 2008.	115,000
Stockholders’ equity:
Preferred stock, $0.001 par value: 5,000,000 shares authorized; none issued or outstanding actual and as adjusted	—
Common stock, $0.001 par value; 150,000,000 shares authorized; 45,911,170 shares issued and outstanding(1)(2)(3)	$738,757
Accumulated deficit	(678,324)
Accumulated other comprehensive income	1,675

Total stockholders’ equity	62,108

Total capitalization	$177,108

(1)	Outstanding common stock at September 30, 2003 does not include (a) 7,432,472 shares of our common stock issuable upon exercise of options outstanding under our various stock option plans at a weighted average exercise price of $7.58 per share; (b) a total of 7,152,130 shares of our common stock available for future issuance under our various stock plans at September 30, 2003; and (c) 6,804,733 shares of common stock reserved for issuance upon conversion of the notes.

(2)	Subsequent to September 30, 2003 through November 5, 2003: (a) we awarded options to purchase 57,300 shares of our common stock at a weighted average exercise price of $18.89 per share; (b) we cancelled options (such as upon employee resignations) to purchase 120,475 shares of our common stock at a weighted average exercise price of $45.96 per share; (c) we issued 52,476 shares of our common stock upon exercise of options outstanding at a weighted average exercise price of $2.83 per share; and (d) we issued 458,035 shares due to vesting of restricted stock awards.

(3)	We expect that subsequent to November 5, 2003: (a) additional shares of common stock will become available for issuance by virtue of the evergreen provisions of our 1999 Equity Incentive Plan, which provides for automatic annual increases in the number of shares of our common stock authorized for issuance under the plan, on the date of each annual meeting of stockholders, in an amount equal to the least of (i) 7.0% of our then-outstanding shares, (ii) 3,000,000 shares or (iii) such lesser number of shares as may be specified by our board of directors; and (b) additional shares of common stock will become available for issuance by virtue of the evergreen provisions of our 1999 Employee Stock Purchase Plan, which provides for automatic annual increases in the number of shares of our common stock authorized for issuance thereunder, on the date of each annual meeting of stockholders, in an amount equal to the least of (i) 1.0% of our outstanding shares, (ii) 400,000 shares or (iii) such lesser number of shares as may be specified by our board of directors.

DESCRIPTION OF NOTES

      We issued the notes under an indenture to be dated as of June 4, 2003 between us and The Bank of New York, as trustee. The following summarizes some, but not all, provisions of the notes and the indenture. We urge you to read the indenture because the indenture, and not this description, defines your rights as a holder of the notes. A copy of the form of indenture and the form of certificate evidencing the notes is available to you upon request.

      In this section of the prospectus entitled “Description of Notes,” when we refer to “Ask Jeeves,” “we,” “our,” or “us,” we are referring to Ask Jeeves, Inc. and not any of its subsidiaries. When we refer to “you” we are referring to a holder of notes.

General

      The notes are general unsecured obligations of Ask Jeeves and are subordinate in right of payment as described under “— Subordination of Notes.” The notes are convertible into common stock as described under “— Conversion of Notes.” The notes are limited to $115,000,000 aggregate principal amount. The notes are issued only in denominations of $1,000 or in multiples of $1,000. The notes will mature on June 1, 2008, unless earlier converted or purchased by us at your option upon a change in control.

      Neither we nor our subsidiaries are restricted from paying dividends, incurring debt, or issuing or repurchasing our securities under the indenture. In addition, there are no financial covenants in the indenture. You are not protected under the indenture in the event of a highly leveraged transaction or a change in control of Ask Jeeves, except to the extent described under “— Purchase of Notes at Your Option Upon a Change in Control.”

      We will not pay interest on the notes unless specified defaults under the registration rights agreement occur.

      We maintain an office in The City of New York where the notes may be presented for registration, transfer, exchange or conversion. This office is initially an office or agency of the trustee. Except under limited circumstances described below, the notes are issued only in fully-registered book-entry form, without coupons, and are represented by one or more global notes. There is no service charge for any registration of transfer or exchange of notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers or exchanges.

Conversion of Notes

      You have the right, at your option, to convert your notes into shares of our common stock at any time prior to maturity, at the conversion price of $16.90 (equivalent to a conversion rate of approximately 59.1716 shares per $1,000 principal amount of notes); provided, however, that upon each conversion of notes we may elect to satisfy our obligations to the converting holder by means of a share settlement, a cash settlement or a combination settlement, each as described in more detail below.

      Except as described below, we will not make any payment or other adjustment for dividends on any common stock issued upon conversion of the notes.

      In the event we elect share settlement, the number of shares of common stock you will receive upon conversion of your notes will be determined by dividing the aggregate principal amount of the notes you convert by the conversion price on the date of conversion. We may also elect cash settlement or combined settlement, as described below. If you have submitted your notes for repurchase upon a change in control, you may convert your notes only if you withdraw your repurchase election prior to the close of business on the last business day before the purchase date. You may convert your notes in part so long as such part is $1,000 principal amount or an integral multiple of $1,000.

      The conversion price will be adjusted upon the occurrence of:

(1) the issuance of shares of our common stock as a dividend or distribution on our common stock;

(2) the subdivision or combination of our outstanding common stock;

(3) the issuance to all or substantially all holders of our common stock of rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase our common stock, or securities convertible into our common stock, at a price per share or a conversion price per share less than the then current market price per share, provided that the conversion price will be readjusted to the extent that such rights or warrants are not exercised prior to the expiration;

(4) the distribution to all or substantially all holders of our common stock of shares of our capital stock, evidences of indebtedness or other non-cash assets, or rights or warrants, excluding:

•	dividends, distributions and rights or warrants referred to in clause (1) or (3) above;

•	dividends or distributions exclusively in cash referred to in clause (5) below; and

•	distribution of rights to all holders of common stock pursuant to an adoption of a shareholder rights plan;

(5) the dividend or distribution to all or substantially all holders of our common stock of all-cash distributions in an aggregate amount that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (B) all other all-cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 10% of our market capitalization on the business day immediately preceding the day on which we declare such distribution; and

(6) the purchase of our common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the same involves aggregate consideration that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (B) all-cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 10% of our market capitalization on the expiration date of such tender offer.

      We will not make adjustment if holders of notes may participate in the transactions described above.

      To the extent that our rights plan is still in effect, upon conversion of the notes into common stock, the holders will receive, in addition to the common stock, the rights described in our rights plan, whether or not the rights have separated from the common stock at the time of conversion, subject to certain limited exceptions. See “Description of Capital Stock.” If we implement a new rights plan, we will be required under the indenture to provide that the holders of notes will receive the rights upon conversion of the notes, whether or not these rights were separated from the common stock prior to conversion, subject to certain limited exceptions.

      In the event of:

•	any reclassification of our common stock; or

•	a consolidation, merger or combination involving Ask Jeeves; or

•	a sale or conveyance to another person of the property and assets of Ask Jeeves as an entirety or substantially as an entirety,

in which holders of our outstanding common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of notes will generally be entitled to convert their notes into the same type of consideration received by common stock holders immediately prior to one of these types of events.

      You may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion price.

      We are permitted to reduce the conversion price of the notes by any amount for a period of at least 20 days if our Board of Directors determines that such reduction would be in our best interest. We are required to give at least 15 days prior notice of any reduction in the conversion price. We may also reduce the conversion price to avoid or diminish income tax to holders of our common stock in connection with a dividend or distribution of stock or similar event.

      No adjustment in the conversion price will be required unless it would result in a change in the conversion price of at least one percent. Any adjustment not made will be taken into account in subsequent adjustments. Except as stated above, we will not adjust the conversion price for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or the right to purchase our common stock or such convertible or exchangeable securities.

      Upon conversion, we will satisfy all of our obligations (the “conversion obligation”) by delivering to you either (1) shares of our common stock, (2) cash, or (3) a combination of cash and shares of our common stock, as follows:

(1) Share Settlement. If we elect to satisfy the entire conversion obligation in shares of our common stock, then we will deliver to you a number of shares of our common stock equal to the aggregate principal amount of the notes you are converting divided by the then applicable conversion price.

(2) Cash Settlement. If we elect to satisfy the entire conversion obligation in cash, then we will deliver to you cash in an amount equal to the product of (a) a number equal to the aggregate principal amount of notes to be converted by you divided by the then applicable conversion price, and (b) the arithmetic mean of the volume weighted average prices of our common stock on each trading day during the applicable cash settlement averaging period described below.

(3) Combined Settlement. If we elect to satisfy a portion of the conversion obligation in cash (the “partial cash amount”) and a portion in shares of our common stock, then we will deliver to you such partial cash amount plus a number of shares equal to (a) the cash settlement amount as set forth in clause (2) above minus such partial cash amount divided by (b) the arithmetic mean of the volume weighted average prices of our common stock on each trading day during the applicable cash settlement period described below.

      If we choose to satisfy the conversion obligation by share settlement, then settlement in shares will be made on or prior to the fifth trading day following receipt of your notice of conversion.

      If we choose to satisfy the conversion obligation by cash settlement or combined settlement, then we will notify you, through the trustee, of the dollar amount to be satisfied in cash at any time on or before the date that is two business days following receipt of your notice of conversion (the “settlement notice period”). Share settlement will apply automatically if we do not notify you that we have chosen another settlement method.

      If we timely elect cash settlement or combined settlement, then you may retract your conversion notice at any time during the two business day period beginning on the day after the settlement notice period (the “conversion retraction period”). You cannot retract your conversion notice (and your conversion notice therefore will be irrevocable) if we elect share settlement. If you have not retracted your conversion notice, then cash settlement or combined settlement will occur on the first trading day following the applicable “cash settlement averaging period”. The applicable cash settlement averaging period will be the five trading day period beginning on the first trading day after the conversion retraction period.

      Regardless of which method of settlement we choose, we will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash for the fractional amount based upon the volume weighted average price of the common stock determined during the applicable cash settlement averaging period relating to the conversion.

      A “trading day” is a day during which trading in securities generally occurs on The Nasdaq National Market (or, if the common stock is not quoted on The Nasdaq National Market, on the principal other market on which the common stock is then traded), other than a day on which a material suspension of or limitation on trading is imposed that affects either The Nasdaq National Market (or, if applicable, such other market) in its entirety or only the shares of our common stock (by reason of movements in price exceeding limits permitted by the relevant market on which the shares are traded or otherwise) or on which The Nasdaq National Market (or, if applicable, such other market) cannot clear the transfer of our shares due to an event beyond our control.

      The “volume weighted average price” of one share of our common stock on any trading day is the volume weighted average prices as displayed under the heading “Bloomberg VWAP” on Bloomberg Page ASKJ <equity> AQR in respect of the period from 9:30 a.m. to 4:00 p.m. (New York City time) on that trading day (or if such volume weighted average price is not available, the market value of one share of common stock on such trading day as we determine in good faith using a volume weighted method).

      In an event of default, as described under “— Events of Default” below (other than a default in a cash payment upon conversion of the notes), has occurred and is continuing, we may not pay cash upon conversion of any note or portion of the note (other than cash for fractional shares).

Subordination of Notes

      The payment of the principal and interest, if any, on the notes is subordinated to the prior payment in full, in cash or other payment satisfactory to the holders of senior indebtedness, of all existing and future senior indebtedness. If we dissolve, wind-up, liquidate or reorganize, or if we are the subject of any bankruptcy, insolvency, receivership or similar proceedings, we will pay the holders of senior indebtedness in full in cash or other payment satisfactory to the holders of senior indebtedness before we pay the holders of the notes. If the notes are accelerated because of an event of default we must pay the holders of senior indebtedness in full all amounts due and owing thereunder before we pay the note holders. The indenture requires that we must promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default under the indenture.

      We may not make any payment on the notes or purchase or otherwise acquire the notes if:

•	a default in the payment of any designated senior indebtedness occurs and is continuing beyond any applicable period of grace, or

•	any other default of designated senior indebtedness occurs and is continuing that permits holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a payment blockage notice from the Company or other person permitted to give such notice under the indenture.

      We are required to resume payments on the notes:

•	in case of a payment default, upon the date on which such default is cured or waived or ceases to exist, and

•	in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received.

      No new period of payment blockage may be commenced for a default unless:

•	365 days have elapsed since the effectiveness of the immediately prior payment blockage notice, and

•	all scheduled payments on the notes that have come due have been paid in full in cash.

      No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for a subsequent payment blockage notice.

      As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. These subordination provisions do not prevent the occurrence of any event of default under the indenture.

      If either the trustee or any holder of notes receives any payment or distribution of our assets in contravention of these subordination provisions before all senior indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness to the extent necessary to make payment in full of all senior indebtedness remaining unpaid.

      A portion of our operations are or in the future may be conducted through subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, would depend upon the earnings of our subsidiaries. In addition, we would be dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

      Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries is also contingent upon our subsidiaries’ earnings and could be subject to contractual or statutory restrictions.

      Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, is structurally subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

      As of September 30, 2003, we had approximately $9.8 million of senior indebtedness outstanding, consisting primarily of operating leases, and our subsidiaries had no outstanding indebtedness and approximately $6.0 million of other liabilities to which the notes are effectively subordinated.

      Neither we nor our subsidiaries are limited from incurring senior indebtedness or additional debt under the indenture. If we incur additional debt, our ability to pay our obligations on the notes could be affected. We expect from time to time to incur additional indebtedness and other liabilities.

      We are obligated to pay reasonable compensation to the trustee. We have agreed to indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties. The trustee’s claims for such payments will be senior to the claims of the note holders.

      “designated senior indebtedness” means any senior indebtedness in which the instrument creating or evidencing the indebtedness, or any related agreements or documents to which we are a party, expressly provides that such indebtedness is “designated senior indebtedness” for purposes of the indenture.

      “indebtedness” means:

(1) all of our indebtedness, obligations and other liabilities, contingent or otherwise, (A) for borrowed money, including overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or (B) evidenced by credit or loan agreements, bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of the assets of

Ask Jeeves or to only a portion thereof, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

(2) all of our reimbursement obligations and other liabilities, contingent or otherwise, with respect to letters of credit, bank guarantees or bankers’ acceptances;

(3) all of our obligations and liabilities, contingent or otherwise, in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet;

(4) all of our obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, conditional sale or other title retention agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed upon residual value of the leased property, including our obligations under such lease or related document to purchase or cause a third party to purchase such leased property or pay an agreed upon residual value of the leased property to the lessor;

(5) all of our obligations, contingent or otherwise, with respect to an interest rate or other swap, cap, floor or collar agreement or hedge agreement, forward contract or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

(6) all of our direct or indirect guaranties or similar agreement by us in respect of, and all of our obligations or liabilities to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kinds described in clauses (1) through (5);

(7) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kinds described in clauses (1) through (6).

      “senior indebtedness” means the principal of, premium, if any, interest, including any interest accruing after the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowed as a claim in the proceeding, and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, indebtedness of Ask Jeeves whether secured or unsecured, absolute or contingent, due or to become due, outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by Ask Jeeves, including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing. Senior indebtedness does not include:

(1) indebtedness that expressly provides that such indebtedness shall not be senior in right of payment to the notes or expressly provides that such indebtedness is on the same basis or junior to the notes; or

(2) any indebtedness to any of our wholly-owned subsidiaries, other than indebtedness to our subsidiaries arising by reason of guarantees by us of indebtedness of such subsidiary to a person that is not our subsidiary.

Purchase of Notes at Your Option Upon a Change in Control

      If a change in control occurs, you will have the right to require us to purchase all or any part of your notes 30 business days after the date of our notice of the occurrence of such change in control at a purchase price equal to 100% of the principal amount of the notes, together with accrued and unpaid interest, if any, to, but excluding the purchase date. Notes submitted for purchase must be in integral multiples of $1,000 principal amount.

      At our option, instead of paying the purchase price in cash, we may elect to pay the purchase price, in whole or in part, in shares of our common stock or, in the case of a merger, consolidation or similar transaction in which we are not the surviving corporation, common stock, ordinary shares or American Depositary Shares or other certificates representing common equity interests of the surviving corporation. The number of shares of common stock or applicable securities will be valued at 97% of the average sale prices of the applicable common stock or securities for the five trading days immediately preceding the second day prior to the purchase date. We may only pay the purchase price in our common stock or applicable securities if we satisfy conditions provided in the indenture, including:

•	registration of the shares of the applicable common stock or securities to be issued to pay the purchase price under the Securities Act and the Exchange Act if required;

•	qualification of the shares of the applicable common stock or securities to be issued to pay the purchase price under applicable state securities laws, if necessary, or the availability of an exemption therefrom; and

•	listing of the applicable common stock or securities on a U.S. national securities exchange or quotation thereof on an inter-dealer quotation system of any registered U.S. national securities association.

      As used herein, the “sale price” of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the average bid and the average ask prices) as reported in composite transactions for the principal U.S. securities exchange on which the common stock is traded or, if the common stock is not listed on a U.S. national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation system or by the National Quotation Bureau Incorporated. In the absence of such a quotation, the board of directors of Ask Jeeves will make a good faith determination of the sale price.

      We will mail to the trustee and to each holder a written notice of the change in control within 30 days after the occurrence of such change in control. This notice shall state certain specified information, including:

•	information about the nature of the change in control;

•	information about the holders’ right to convert the notes;

•	the holders’ right to require us to purchase the notes;

•	the procedures required for exercise of the purchase option upon the change in control; and

•	the name and address of the paying and conversion agents.

      You must deliver written notice of your exercise of this purchase right to the paying agent at any time prior to the close of business on the business day prior to the change in control purchase date. The written notice must specify the notes for which the purchase right is being exercised. If you wish to withdraw this election, you must provide a written notice of withdrawal to the paying agent at any time prior to the close of business on the business day prior to the change in control purchase date.

      A change in control will be deemed to have occurred if any of the following occurs:

•	any “person” or “group” is or becomes the “beneficial owner,” directly or indirectly, of shares of our voting stock representing 50% or more of the total voting power of all outstanding classes of our voting stock or has the power, directly or indirectly, to elect a majority of the members of our board of directors; or

•	we consolidate with, or merge with or into, another person or we sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets, or any person consolidates with, or merges with or into, us, in any such event other than pursuant to a transaction in which the persons that “beneficially owned,” directly or indirectly, the shares of our voting stock immediately prior to such transaction “beneficially own,” directly or indirectly, shares of our voting stock representing at least a majority of the total voting power of all outstanding classes of voting stock of the surviving or transferee person.

      However, a change in control will not be deemed to have occurred if either:

•	the closing sale price of our common stock for any five trading days during the ten trading days immediately preceding the change in control is at least equal to 105% of the conversion price in effect on such day; or

•	in the case of a merger or consolidation, all of the consideration (excluding cash payments for fractional shares and cash payments pursuant to dissenters’ appraisal rights) in the merger or consolidation constituting the change in control consists of common stock or other certificates representing common equity securities traded on a United States national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such change in control) and as a result of such transaction or transactions the notes become convertible solely into such common stock or other certificates representing common equity securities.

      For purposes of this change in control definition:

•	“person” or “group” have the meanings given to them for purposes of Sections 13(d)(3) of the Exchange Act; and

•	a “beneficial owner” will be determined in accordance with Rule 13d-3 under the Exchange Act.

      The term “all or substantially all” as used in the definition of change in control will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. There may be a degree of uncertainty in interpreting this phrase. As a result, we cannot assure you how a court would interpret this phrase under applicable law if you elect to exercise your rights following the occurrence of a transaction which you believe constitutes a transfer of “all or substantially all” of our assets.

      We will under the indenture:

•	comply with the provisions of Rule 13e-4 and Rule 14e-1, if applicable, under the Exchange Act;

•	file a Schedule TO or any successor or similar schedule, if required, under the Exchange Act; and

•	otherwise comply with all federal and state securities laws in connection with any offer by us to purchase the notes upon a change in control.

      This change in control purchase feature may make more difficult or discourage a takeover of us and the removal of incumbent management. We are not, however, aware of any specific effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. In addition, the change in control purchase feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the change in control purchase feature is a result of negotiations between us and the initial purchaser.

      We could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a change in control but would increase the amount of debt, including senior indebtedness, outstanding or otherwise adversely affect a holder. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, including the notes.

      Certain of our debt agreements in effect from time to time may prohibit our repurchase of the notes and provide that a change in control constitutes an event of default.

      We may not purchase any note at any time when the subordination provisions of the indenture otherwise would prohibit us from making such repurchase. If we fail to repurchase the notes when required, this failure will constitute an event of default under the indenture whether or not repurchase is permitted by the subordination provisions of the indenture.

      If a change in control were to occur, and we did not elect, or were unable to elect, to pay the purchase price for the notes in common stock or applicable securities, we may not have sufficient funds to pay the change in control purchase price for the notes tendered by holders. In addition, we may in the future incur debt that has similar change of control provisions that permit holders of this debt to accelerate or require us to repurchase this debt upon the occurrence of events similar to a change in control. Our failure to repurchase the notes upon a change in control will result in an event of default under the indenture, whether or not the purchase is permitted by the subordination provisions of the indenture.

Events of Default

      Each of the following constitutes an event of default under the indenture:

(1) we fail to pay principal on any note when due, whether or not prohibited by the subordination provisions of the indenture;

(2) we fail to pay interest, if any, on any note when due if such failure continues for 30 days, whether or not prohibited by the subordination provisions of the indenture;

(3) we fail to perform any other covenant required of us in the indenture if such failure continues for 60 days after notice is given in accordance with the indenture;

(4) we fail to pay the purchase price of any note when due, whether or not prohibited by the subordination provisions of the indenture;

(5) we fail to provide timely notice of a change in control;

(6) any indebtedness for money borrowed by us or one of our significant subsidiaries (all or substantially all of the outstanding voting securities of which are owned, directly, or indirectly, by us) in an outstanding principal amount in excess of $15 million is not paid at final maturity or upon acceleration and such indebtedness is not discharged, or such default in payment or acceleration is not cured or rescinded within 30 days after written notice as provided in the indenture; and

(7) certain events in bankruptcy, insolvency or reorganization of us or any of our significant subsidiaries.

      If an event of default, other than an event of default described in clause (7) above with respect to us, occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal amount of the notes to be due and payable immediately. If an event of default described in clause (7) above occurs with respect to us, the principal amount of the notes will automatically become immediately due and payable. Any payment by us on the notes following any acceleration will be subject to the subordination provisions described above.

      After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the notes may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, have been cured or waived.

      Subject to the trustee’s duties in the case of an event of default, the trustee is not obligated to exercise any of its rights or powers at the request of the holders, unless the holders have offered to the trustee indemnity satisfactory to it. Subject to the indenture, applicable law and the trustee’s indemnification, the holders of a majority in aggregate principal amount of the outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

      No holder has any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture unless:

•	the holder has previously given the trustee written notice of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the notes then outstanding have made a written request and have offered indemnity satisfactory to the trustee to institute such proceeding as trustee; and

•	the trustee has failed to institute such proceeding within 60 days after such notice, request and offer, and has not received from the holders of a majority in aggregate principal amount of the notes then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

      However, the above limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of, or interest on, any note on or after the applicable due date or the right to convert the note in accordance with the indenture.

      Generally, the holders of not less than a majority of the aggregate principal amount of outstanding notes may waive any default or event of default unless:

•	we fail to pay principal or interest, if any, on any note when due;

•	we fail to convert any note into common stock; or

•	we fail to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note affected.

      We are required to furnish to the trustee, on an annual basis, a statement by our officers as to whether or not Ask Jeeves, to the officer’s knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the indenture, specifying any known defaults.

Modification and Waiver

      We and the trustee may amend or supplement the indenture or the notes with the consent of the holders of a majority in aggregate principal amount of the outstanding notes. In addition, the holders of a majority in aggregate principal amount of the outstanding notes may waive our compliance in any instance with any provision of the indenture without notice to the note holders. However, no amendment, supplement or waiver may be made without the consent of the holder of each outstanding note if such amendment, supplement or waiver would:

•	change the stated maturity or the principal of, or interest on, any note;

•	reduce the principal amount of, or interest on, any note;

•	reduce the amount of principal payable upon acceleration of the maturity of any note;

•	change the place or currency of payment of principal of, or interest on, any note;

•	impair the right to institute suit for the enforcement of any payment on, or with respect to, any note;

•	modify the provisions with respect to the purchase right of the holders upon a change in control in a manner adverse to holders;

•	modify the subordination provisions in a manner materially adverse to the holders of notes;

•	adversely affect the right of holders to convert notes other than as provided in the indenture;

•	reduce the percentage in principal amount of outstanding notes required for modification or amendment of the indenture;

•	reduce the percentage in principal amount of outstanding notes necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or

•	modify provisions with respect to modification and waiver (including waiver of events of default), except to increase the percentage required for modification or waiver or to provide for consent of each affected note holder.

      We and the trustee may amend or supplement the indenture or the notes without notice to, or the consent of, the note holders to, among other things, cure any ambiguity, defect or inconsistency or make any other change that does not adversely affect the rights of any note holder.

Consolidation, Merger and Sale of Assets

      We may not consolidate with or merge into any person in a transaction in which we are not the surviving person or convey, transfer or lease our properties and assets substantially as an entirety to any successor person, unless:

•	the successor person, if any, is a corporation organized and existing under the laws of the United States, any state of the United States, or the District of Columbia and assumes our obligations on the notes and under the indenture;

•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

•	other conditions specified in the indenture are met.

Registration Rights

      We entered into a registration rights agreement with the initial purchaser. The following summary of the registration rights provided in the registration rights agreement and the notes is not complete. You should refer to the registration rights agreement and the notes for a full description of the registration rights that apply to the notes. The registration rights agreement and the form of the notes are exhibits to the registration statement of which this prospectus is a part.

      We agreed to file the shelf registration statement of which this prospectus is a part under the Securities Act not later than 90 days after the latest date of original issuance of the notes to register resales of the notes and the shares of common stock into which the notes are convertible. The notes and the common stock issuable upon conversion of the notes are referred to collectively as registrable securities. We will use all commercially reasonable efforts to have this shelf registration statement declared effective as promptly as practicable but not later than 180 days after the latest date of original issuance of the notes, and to keep it effective until the earliest of:

(1) two years from the date we filed the registration statement of which this prospectus is a part;

(2) the date when all registrable securities shall have been sold under the registration statement of which this prospectus is a part or Rule 144 under the Securities Act or any similar provision but not Rule 144A;

(3) the date on which all registrable securities held by non-affiliates are eligible to be sold to the public pursuant to Rule 144(k) under the Securities Act; and

(4) the date on which there are no outstanding registrable securities.

      We will be permitted to suspend the use of this prospectus for a period not to exceed an aggregate of 45 days in any 90-day period or an aggregate of 120 days in any twelve-month period under certain circumstances relating to pending corporate developments, public filings with the Securities and Exchange Commission and similar events. The period of time during which such suspension is in effect is called the “Deferral Period.” We need not specify the nature of the event giving rise to any suspension in any notice to the holders of the notes of the existence of such suspension. Each holder, by its acceptance of the notes, agrees to hold any communications by us in connection with a suspension notice in confidence.

      If:

(1) we fail to amend or supplement the shelf registration statement in order to add holders who have delivered the questionnaires described below as additional selling securityholders within the time periods required by the registration rights agreement; or

(2) after the registration statement of which this prospectus is a part has been declared effective (and during such time as we are required to keep it effective, as discussed above), the registration statement of which this prospectus is a part or this prospectus ceases to be effective or usable (because a Deferral Period is in effect or in other specified circumstances) for a period in excess of an aggregate of 45 days in any 90 day period or in excess of an aggregate of 120 days in any 12 month period, or subject to the foregoing, the registration statement of which this prospectus is a part or this prospectus ceases to be effective and usable for a period in excess of five business days, in each case except as the result of filing a post-effective amendment solely to add additional selling securityholders

(we refer to each such event described above in clauses (1) through (2) as a registration default), additional interest will accrue on the notes and the underlying shares of common stock that are registrable securities, from and including the date on which any such registration default occurs to, but excluding, the date on which the registration default has been cured, at the rate per year of (a) 0.25% of the principal amount of the notes to and including the 90th day following such registration default and (b) 0.50% of the principal amount of the notes from and after the 91st day following such registration default In no event will interest accrue at a rate per year exceeding 0.50%. We will have no other liabilities for monetary damages with respect to our registration obligations. With respect to each holder, our obligations to pay additional interest remain in effect only so long as the notes and the common stock issuable upon the conversion of the notes held by the holder are “registrable securities” within the meaning of the registration rights agreement. A holder will not be entitled to interest during the period of a registration default described in (2) above unless it has provided all information requested by the notice and questionnaire required to be delivered pursuant to the registration rights agreement.

Discharge

      The indenture provides that we may terminate our obligations under the indenture at any time by delivering all outstanding notes to the trustee for cancellation if we have paid all sums payable by us under the indenture.

Transfer and Exchange

      We have initially appointed the trustee as the security registrar, paying agent and conversion agent, acting through its corporate trust office. We reserve the right to:

•	vary or terminate the appointment of the security registrar, paying agent or conversion agent;

•	appoint additional paying agents or conversion agents; or

•	approve any change in the office through which any security registrar or any paying agent or conversion agent acts.

Purchase and Cancellation

      All notes surrendered for payment, registration of transfer or exchange or conversion shall, if surrendered to any person other than the trustee, be delivered to the trustee. All notes delivered to the trustee shall be cancelled promptly by the trustee. No notes shall be authenticated in exchange for any notes cancelled as provided in the indenture.

      We may, to the extent permitted by law, purchase notes in the open market or by tender offer at any price or by private agreement. Any notes purchased by us may, to the extent permitted by law be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be reissued or resold and will be promptly cancelled. Any notes held by us or one of our subsidiaries shall be disregarded for voting purposes in connection with any notice, waiver, consent or direction requiring the vote or concurrence of note holders.

Replacement of Notes

      We will replace mutilated, destroyed, stolen or lost notes at your expense upon delivery to the trustee of the mutilated notes, or evidence of the loss, theft or destruction of the notes satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of such note before a replacement note will be issued.

Governing Law

      The indenture and the notes are governed by, and construed in accordance with, the law of the State of New York, without regard to conflicts of laws principles.

Concerning the Trustee

      The Bank of New York has agreed to serve as the trustee under the indenture. The trustee is permitted to deal with us and any of our affiliates with the same rights as if it were not trustee. However, under the Trust Indenture Act, if the trustee acquires any conflicting interest and there exists a default with respect to the notes, the trustee must eliminate such conflict or resign.

      The holders of a majority in principal amount of all outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the trustee. However, any such direction may not conflict with any law or the indenture, may not be unduly prejudicial to the rights of another holder or the trustee and may not involve the trustee in personal liability.

Book-Entry, Delivery and Form

      The notes are represented by global securities. Notes resold under the registration statement of which this prospectus is a part will also be represented by global securities. Each global security has been or will be deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC or will remain in the custody of the trustee pursuant to the FAST Balance Certificate Agreement between DTC and the trustee. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You may hold your beneficial interests in the global security directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (called “certificated securities”) will be issued only in certain limited circumstances described below.

      DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

      DTC was created to hold securities of institutions that have accounts with DTC (called “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, which may include the initial purchaser, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (called, the “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

      We expect that pursuant to procedures established by DTC upon the deposit of the global security with DTC, DTC will credit, on its book-entry registration and transfer system, the principal amount of notes represented by such global security to the accounts of participants. The accounts to be credited shall be designated by the initial purchaser. Ownership of beneficial interests in the global security is limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security is shown on, and the transfer of those beneficial interests is effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

      Owners of beneficial interests in the global security who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

      So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, is considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global security is able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global security, you are not entitled to have the notes represented by the global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and are not considered to be the owner or holder of any notes under the global security. We understand that under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

      We make payments of principal and interest, if any, on the notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. Neither we, the trustee nor any paying agent have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

      We expect that DTC or its nominee, upon receipt of any payment of principal or interest, if any, on the global security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We do not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

      Transfers between participants in DTC are effected in the ordinary way in accordance with DTC rules and are settled in same-day funds.

      DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depository for the global security or ceases to be a clearing agency or there is an event of default under the notes, DTC will exchange the global security for certificated securities which it will distribute to its participants.

      Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee have any responsibility, or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

DESCRIPTION OF CAPITAL STOCK

General

      As of September 30, 2003, there were 45,911,170 outstanding shares of common stock, excluding outstanding options to purchase 7,432,472 shares of common stock and shares reserved for issuance under our stock plans or upon conversion of the notes, as described under “Capitalization.” As of September 30, 2003, there were no outstanding warrants to purchase common stock.

Common Stock

      Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock, par value $0.001, are entitled to received dividends out of assets legally available thereof at such time and in such amounts as the board of directors may from time to time determine. Each stockholder is entitled to vote for each share of common stock held by all on matters submitted to a vote of stockholders. Under our certificate of incorporation and bylaws, stockholders are not currently entitled to cumulate votes for directors, which means that the holders of the majority of the shares voted can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not to subject to conversion or redemption. Upon the occurrence of a liquidation, dissolution or winding-up, the holders of shares of common stock would be entitled to share ratably in the distribution of all of Ask Jeeves’ assets remaining available for distribution after satisfaction of all of our liabilities and the payment of the liquidation preference of any outstanding preferred stock. There are no restrictions on alienability of the common stock. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

      The board of directors has the authority, within the limitations and restrictions stated in the certification of incorporation, to authorize the issuance of shares of preferred stock, in one or more classes or series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series. The issuance of preferred stock could have the effect of decreasing the market price of the common stock and could adversely affect the voting and other rights of the holders of common stock.

Preferred Stock Purchase Rights

      On April 26, 2001, our board of directors declared, effective as of April 27, 2001, a dividend of one preferred share purchase right for each outstanding share of Ask Jeeves common stock. The dividend was paid on May 7, 2001 to the stockholders of record at the close of business on that date. Each right entitles the registered holder to purchase from the Company one unit consisting of one one-thousandth of a share of Series A Junior Participating preferred stock of the Company, which we refer to as Series A preferred stock, at a price of $20.00 per unit. The description and terms of the rights are set forth in a Rights Agreement, dated as of April 26, 2001, by and between the Company and Fleet National Bank, N.A., as rights agent.

      Until the earlier to occur of the following two dates, the rights will be evidenced, with respect to any of the common stock certificates outstanding as of the record date, by the Company’s common stock certificates:

•	the close of business on the tenth day after a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding common stock; or

•	10 business days (or such later date as may be determined by action of the Company’s board of directors prior to such time as any person becomes an acquiring person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the bidder’s beneficial ownership of 15% or more of the Company’s outstanding common stock.

      We refer to the earlier of such dates as the “distribution date.”

      The rights agreement provides that, until the distribution date, the rights will be transferred with and only with the common stock. Until the distribution date (or earlier redemption or expiration of the rights), new common stock certificates issued after the record date, upon transfer or new issuance of common stock, will contain a notation incorporating the rights agreement by reference. Until the distribution date (or earlier redemption or expiration of the rights), the surrender for transfer of any common stock certificates will also constitute the transfer of the rights associated with the common stock represented by such certificate. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of the common stock as of the close of business on the distribution date and such separate certificates alone will evidence the rights.

      The rights are not exercisable until the distribution date. The rights will expire at the close of business on May 7, 2011 unless that final expiration date is extended or unless the rights are earlier redeemed or exchanged by the Company, in each case as described below.

      The purchase price payable, and the number of units of Series A preferred stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A preferred stock;

•	upon the grant to holders of the units of Series A preferred stock of certain rights or warrants to subscribe for or purchase units of Series A preferred stock at a price, or securities convertible into units of Series A preferred stock with a conversion price, less than the then current market price of the units of Series A preferred stock; or

•	upon the distribution to holders of the units of Series A preferred stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in units of Series A preferred stock) or of subscription rights or warrants (other than those referred to above).

      The number of outstanding rights and the number of units of Series A preferred stock issuable upon exercise of each right are also subject to adjustment in the event of a stock split of the common stock or a stock dividend on the common stock payable in common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the distribution date.

      Units of Series A preferred stock purchasable upon exercise of the rights will not be redeemable. Each unit of Series A preferred stock will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of the units of Series A preferred stock will be entitled to an aggregate payment of 1,000 times the payment made per share of common stock. Each unit of Series A preferred stock will have 1,000 votes, voting together with the common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each unit of Series A preferred stock will be entitled to receive 1,000 times the amount received per share of common stock. These rights are protected by customary anti-dilution provisions.

      Because of the nature of the dividend, liquidation and voting rights, the units of Series A preferred stock purchasable upon exercise of each right should approximate the value of one share of common stock.

      If, after the rights become exercisable, the Company is acquired in a merger or other business combination transaction with an acquiring person or one of its affiliates, or 50% or more of the Company’s consolidated assets or earning power are sold to an acquiring person or one of its affiliates, provision will be made so that each holder of a right will thereafter have the right to receive, upon exercise thereof at the then current exercise price of the right that number of shares of common stock of the acquiring Company which at the time of such transaction has a market value of two times the exercise price of the right.

      If any person or group of affiliated or associated persons becomes the beneficial owner of 15% or more of the Company’s outstanding shares of common stock, provision will be made so that each holder of a right, other than rights beneficially owned by the acquiring person (which will thereafter be void), will have the right to receive upon exercise that number of shares of common stock or units of Series A preferred stock (or cash, other securities or property) having a market value of two times the exercise price of the right.

      At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the Company’s outstanding shares of common stock and prior to the acquisition by such person or group of 50% or more of the Company’s outstanding common stock, the board of directors of the Company may exchange the rights (other than rights owned by such person or group which have become void), in whole or in part, at an exchange ratio per unit of Series A preferred stock equal to the purchase price divided by the then current market price per unit of Series A preferred stock on the earlier of:

•	the date on which any person becomes an acquiring person and

•	the date on which a tender or exchange offer is announced which, if consummated, would result in the offeror being the beneficial owner of 15% or more of the shares of common stock then outstanding.

      With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price. No fractional shares of Series A preferred stock will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Series A preferred stock, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the units of Series A preferred stock on the last trading day prior to the date of exercise.

      At any time on or prior to the earlier of

•	the close of business on the tenth day after a public announcement that a person or group of affiliated or associated persons acquire beneficial ownership of 15% or more of the Company’s outstanding common stock (unless the board of directors extends the ten-day period); or

•	the tenth business day after a person commences, or announces its intention to commence, a tender offer or exchange offer that would result in the bidder’s beneficial ownership of 15% or more of the shares of common stock;

the board of directors of the Company may redeem the rights in whole, but not in part, at a price of $0.01 per right. The redemption of the rights may be made effective at such time on such basis and with such conditions as the board of directors in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price. The rights are also redeemable under other circumstances as specified in the rights agreement.

      The terms of the rights may be amended by the board of directors of the Company without the consent of the holders of the rights except that from and after a distribution date no amendment may adversely affect the interests of the holders of the rights.

      Until a right is exercised, the holder of a right will have no rights by virtue of ownership as a stockholder of the Company, including, without limitation, the rights to vote or to receive dividends.

      The rights agreement, specifying the terms of the rights and the Certificate of Designation for the Series A preferred stock are attached as exhibits to the Company’s Form 8-K filed with the Securities and Exchange Commission on May 10, 2001 and are incorporated herein by reference. The foregoing descriptions of the rights and of the Series A preferred stock are qualified in their entirety by reference to those respective exhibits.

Anti-Takeover Provisions

Rights Agreement

      The preferred share purchase rights discussed above have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company’s board of directors, except pursuant to an offer conditioned on a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by the board of directors since the rights may be redeemed by the Company at the redemption price prior to the occurrence of a distribution date.

Delaware Law

      We are subject to Section 203 of the Delaware General Corporation Law. This provision generally prohibits any Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

•	prior to that date the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction began; or

•	on or following that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

      Section 203 defines business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

      In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Charter and Bylaw Provisions

      Our certificate of incorporation and bylaws include a number of provisions that may have the effect of deterring or impeding hostile takeovers or changes of control or management. These provisions include the following:

•	our board of directors is classified into three classes of directors as nearly equal in size as possible with staggered three year terms;

•	our charter authorizes our board to issue up to 5,000,000 shares of preferred stock, and to determine the rights, preferences and privileges of these shares, without stockholder approval;

•	all stockholder action must be effected at a duly called meeting of stockholders and not by written consent;

•	except under limited circumstances, special meetings of the stockholders may be called only by the chairman of the board, the chief executive officer, the board of directors or by the holders of shares entitled to cast not less than 50% of the votes of the meeting; and

•	the elimination of cumulative voting.

      Such provisions may have the effect of delaying or preventing a change of control.

      Our certificate of incorporation and bylaws provide that we will indemnify officers and directors against losses that they incur in investigations and legal proceedings resulting from their services to Ask Jeeves, which may include service in connection with takeover defense measures. Such provisions may have the effect of preventing changes in our management.

Transfer Agent and Registrar

      The Transfer Agent and Registrar for our common stock is Equiserve Trust Company, N.A. Their phone number is (816) 843-4299.

Listing

      Our common stock is listed on The Nasdaq National Market under the trading symbol “ASKJ.”

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      This discussion describes the material United States federal income tax consequences of an investment in the notes. This discussion is based upon the opinion of O’Melveny & Myers LLP. This discussion is based upon existing United States federal income tax law, which is subject to change or different interpretations, possibly with retroactive effect. This discussion does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as notes held by investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, and domestic and foreign tax-exempt organizations (including private foundations)) or to persons that will hold notes as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for United States federal income tax purposes or that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any foreign, state, or local tax considerations. This discussion assumes that investors will hold their notes, and common stock received pursuant to a conversion or exchange of notes, as “capital assets” (generally, property held for investment) under the Internal Revenue Code of 1986, as amended (the “Code”). Each prospective investor is urged to consult his tax advisor regarding the United States federal, state, local, and foreign income and other tax considerations of an investment in the notes.

      For purposes of this discussion, a “U.S. Holder” is a beneficial owner of notes that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity classified as a corporation for United States federal income tax purposes created in, or organized under the law of, the United States or any State or political subdivision thereof;

•	an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

•	a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or (B) that was in existence on August 20, 1996, was treated as a United States person on the previous day, and elected to continue to be so treated.

      A beneficial owner of notes that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

      For United States federal income tax purposes, income earned through a foreign or domestic partnership or other flow-through entity is attributed to its partners or owners. Accordingly, if a partnership or other flow-through entity holds the notes, the tax treatment of a holder will generally depend on the status of the partner or other owner and the activities of the partnership or other entity.

U.S. Holders

Conversion of Notes into, or Exchange of Notes Solely for, Common Stock

      If a U.S. Holder converts notes or exchanges notes, and we deliver solely common stock in the conversion or exchange, a U.S. Holder will generally not recognize gain or loss except to the extent of cash received in lieu of a fractional share of our common stock. A U.S. Holder will generally recognize capital gain or loss, for United States federal income tax purposes, equal to the difference between the amount of cash received and the tax basis in such fractional share. Such gain or loss will generally be long-term if the U.S. Holder’s holding period in respect of the notes is more than one year. A U.S. Holder’s tax basis in the common stock received upon conversion or exchange should generally equal such holder’s tax basis in notes tendered in exchange therefor, less the tax basis allocated to any fractional share for which cash is received. A U.S. Holder’s holding period in the common stock received upon conversion or exchange of notes will include the holding period of notes so converted or exchanged.

Exchange of Notes for Common Stock and Cash

      If a U.S. Holder exchanges notes in connection with a change of control, and we deliver a combination of cash and common stock in satisfaction of our repurchase obligation, assuming that the notes are “securities” for United States federal income tax purposes, which is likely, a U.S. Holder will generally not recognize loss, but will generally recognize capital gain, if any, on the notes so exchanged in an amount equal to the lesser of the amount of (i) gain “realized” (i.e., the excess, if any, of the fair market value of the common stock received upon exchange plus cash received over the adjusted tax basis in the notes tendered in exchange therefor) or (ii) cash received. Such gain will generally be long-term if the U.S. Holder’s holding period in respect of such note is more than one year. A U.S. Holder’s tax basis in the common stock received should generally equal the adjusted tax basis in notes tendered in exchange therefor, decreased by the cash received, and increased by an amount of gain recognized. A U.S. Holder’s holding period in the common stock received upon exchange of notes will include the holding period of the notes so exchanged.

Conversion of Notes into, or Repurchase of Notes for, Solely Cash, or Other Sale or Disposition

      Upon the conversion of notes into, or repurchase of notes for, solely cash, or other sale or disposition of notes (other than a conversion of notes into, or and exchange of notes for, our common stock as described under “— Conversion of Notes into, or Exchange of Notes Solely for, Common Stock” and “Exchange of Notes for Common Stock and Cash” above) or our common stock received on a conversion or exchange of notes, a U.S. Holder will generally recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the conversion, repurchase, sale or other disposition and (ii) the U.S. Holder’s adjusted tax basis in notes or common stock received on a conversion or exchange of notes. Such gain or loss will be long-term if the U.S. Holder’s holding period in respect of such notes is more than one year.

Additional Interest on Notes

      We may be required to make additional interest payments to holders if we do not file or cause to be declared effective a registration statement, as described under “Description of Notes — Registration Rights.” The original issue discount rules allow contingent payments such as these to be disregarded in computing a holder’s interest income if the contingency is “remote.” We believe that there is only a remote possibility that we would be required to pay additional interest because of a failure to provide registration rights. Our determination in this regard is binding on U.S. Holders unless they disclose their contrary position. If, contrary to expectations, we pay additional interest, U.S. Holders would be required to recognize additional interest income when received or accrued, in accordance with such holders method of tax accounting. It is possible, however, that the Internal Revenue Service (“IRS”) may take a contrary position from that described above, in which case the timing and character of your income from the notes and with respect to the payments of additional interest may be different than described above.

Dividends and Constructive Dividends on Common Stock

      If, after a U.S. Holder converts a note into common stock, we make a distribution in respect of that stock, the distribution will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the U.S. Holder’s investment, up to the U.S. Holder’s basis in its common stock. Any remaining excess will be treated as capital gain. If the U.S. Holder is a U.S. corporation, it would generally be able to claim a dividends received deduction equal to a portion of any dividends received.

      The terms of the notes allow for changes in the conversion price of the notes in certain circumstances. A change in conversion price that allows noteholders to receive more shares of common stock on conversion may increase the noteholders’ proportionate interests in our earnings and profits or assets. In that case, the noteholders would be treated as though they received a dividend in the form of our stock.

Such a constructive stock dividend could be taxable to the noteholders, although they would not actually receive any cash or other property. A taxable constructive stock dividend would result, for example, if the conversion price is adjusted to compensate noteholders for distributions of cash or property to our shareholders. Not all changes in conversion price that allow noteholders to receive more stock on conversion, however, increase the noteholders’ proportionate interests in the company. For instance, a change in conversion price could simply prevent the dilution of the noteholders’ interests upon a stock split or other change in capital structure. Changes of this type, if made by a bona fide, reasonable adjustment formula, are not treated as constructive stock dividends. Conversely, if an event occurs that dilutes the noteholders’ interests and the conversion price is not adjusted, the resulting increase in the proportionate interests of our shareholders could be treated as a taxable stock dividend to them. Any taxable constructive stock dividends resulting from a change to, or failure to change, the conversion price would be treated like dividends paid in cash or other property. They would result in dividend income to the recipient, to the extent of our current or accumulated earnings and profits, with any excess treated first as a tax-free return of capital and then as capital gain, as described above.

New Tax Legislation

      As part of the Jobs and Growth Tax Relief Reconciliation Act of 2003 (the “Act”), signed into law on May 28, 2003, the maximum tax rate on dividends was generally reduced to 15% for tax years through 2008. In general, a dividend would not be eligible for the 15% rate if the stock was held for 60 days or less. In addition, the Act established a maximum tax rate of 15% on net long-term capital gains of individuals, trusts and estates effective for gains properly taken into account after May 5, 2003. The Act also had the effect of reducing the backup withholding rate. Prospective investors are encouraged to consult with their own tax advisors regarding the application to them of the provisions of the Act.

Non-U.S. Holders

Additional Interest on Notes

      In the unlikely event that we are required to made payments of additional interest on the notes, such payments made to a Non-U.S. Holder will not be subject to United States federal income or withholding tax provided that:

•	such holder is not a “controlled foreign corporation” that is related to us through stock ownership; or

•	such holder does not own, actually or constructively, at least 10% of our voting stock; and

•	the statement requirements set forth in section 871(h) or 881(c) of the Code are satisfied, as discussed below.

      In general, a foreign corporation is a “controlled foreign corporation” if more than 50% of its stock is owned, directly or indirectly, by one or more U.S. persons that each own, directly or indirectly, at least 10% of the corporation’s voting stock.

      Notwithstanding the above, a Non-U.S. Holder that is engaged in the conduct of a United States trade or business will be subject to:

•	United States federal income tax on additional interest that is effectively connected with the conduct of such trade or business; and

•	if the Non-U.S. Holder is a corporation, a United States branch profits tax equal to 30% of its “effectively connected earnings and profits” as adjusted for the taxable year, unless the holder qualifies for an exemption from such tax or a lower tax rate under an applicable treaty.

      The statement requirement referred to above generally will be satisfied if the beneficial owner of notes certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name and address or otherwise satisfies applicable documentation requirements.

Dividends and Constructive Dividends on Common Stock

      Dividends paid or constructive dividends deemed paid (see “U.S. Holders — Dividends and Constructive Dividends on Common Stock,” above) to a Non-U.S. Holder generally will be subject to United States federal withholding tax at a 30% rate subject to reduction:

•	by an applicable treaty if the Non-U.S. Holder provides an IRS Form W-8BEN certifying that it is entitled to such treaty benefits; or

•	upon the receipt of an IRS Form W-8ECI from a Non-U.S. Holder claiming that the payments are effectively connected with the conduct of a United States trade or business.

      A Non-U.S. Holder that is engaged in the conduct of a United States trade or business will be subject to

•	United States federal income tax on receipt of a dividend or a constructive dividend that is effectively connected with the conduct of such trade or business; and

•	if the Non-U.S. Holder is a corporation, a United States branch profits tax equal to 30% of its “effectively connected earnings and profits” as adjusted for the taxable year, unless the holder qualifies for an exemption from such tax or a lower tax rate under an applicable treaty.

Conversion of Notes into, or Exchange of Notes Solely for, Common Stock

      Upon conversion of notes into, or an exchange of notes solely for, common stock, a Non-U.S. Holder will generally not be subject to United States federal income tax. See “—Conversion of Notes into, or Exchange of Notes for, Cash or Other Sale, Repurchase or Disposition” below regarding the taxation of cash received, including cash received in lieu of a fractional share of common stock, upon a conversion or exchange.

Conversion of Notes into, or Exchange of Notes for, Cash or Other Sale, Repurchase or Disposition

      A Non-U.S. Holder generally will not be subject to United States federal income tax on gain recognized on a conversion of notes into, or an exchange of notes for, cash or cash and common stock, a sale, or repurchase for cash or the receipt of cash in lieu of a fractional share of our common stock, or other disposition of notes or common stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder or (ii) in the case of a Non-U.S. Holder who is a nonresident alien individual, such holder is present in the United States for 183 or more days during the taxable year and certain other requirements are met. See “U.S. Holders — Exchange of Notes for Common Stock and Cash” and “U.S. Holders — Conversion of Notes into, or Repurchase of Notes for, Solely Cash, or Other Sale or Disposition” above regarding the calculation of gain. Any such gain that is effectively connected with the conduct of a United States trade or business by a Non-U.S. Holder will be subject to United States federal income tax on a net income basis and, if such Non-U.S. Holder is a corporation, may also be subject to 30% United States branch profits tax described above.

Backup Withholding and Information Reporting

      The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends, and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The information reporting and backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

      Payments of interest or dividends to individual U.S. Holders of notes or common stock will generally be subject to information reporting, and will be subject to backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number and complies with certain certification procedures.

      The information reporting and backup withholding rules do not apply to payments that are subject to the 30% withholding tax on dividends or interest paid to nonresidents, or to payments that are exempt from that tax by application of a tax treaty or special exception. Therefore, payments to Non-U.S. Holders of dividends on common stock, or interest on notes, will generally not be subject to information reporting or backup withholding. To avoid backup withholding, a Non-U.S. Holder will have to certify its nonresident status. Some of the common means of doing so are described under “Non-U.S. Holders — Additional Interest on Notes.”

      Payments made to U.S. Holders by a broker upon a sale of notes or common stock will generally be subject to information reporting and backup withholding. If, however, the sale is made through a foreign office of a United States broker, the sale will be subject to information reporting but not backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by United States persons, or is engaged in a United States trade or business.

      Payments made to Non-U.S. Holders by a broker upon a sale of notes or common stock will not be subject to information reporting or backup withholding as long as the Non-U.S. Holder certifies its foreign status.

      Any amounts withheld from a payment to a holder of notes or common stock under the backup withholding rules can be credited against any United States federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

      THE PRECEDING DISCUSSION OF UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR NOTES OR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

SELLING SECURITYHOLDERS

      The notes were originally issued by us to Credit Suisse First Boston LLC and resold by them in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by them to be “qualified institutional buyers,” as defined by Rule 144A under the Securities Act and Regulation S. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the notes and the common stock into which the notes are convertible. When we refer to the “selling securityholders” in this prospectus, we mean those persons listed in the table below, as well as the permitted transferees, pledgees, donees, assignees, successors and others who later hold any of the selling securityholders’ interests.

      The table below sets forth the name of each selling securityholder, the principal amount of notes, as of November 10, 2003, that each selling securityholder may offer pursuant to this prospectus and the number of shares of common stock into which the notes are convertible. Unless set forth below, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates.

      Based on the information provided to us by the selling securityholders, assuming that the selling securityholders sell all of the notes or shares of our common stock beneficially owned by them that have been registered by us and do not acquire any additional shares of our common stock during the offering, the selling securityholders will not own any notes or shares of common stock, other than the shares of common stock appearing under the column entitled “Beneficial Ownership After Offering — Number of Shares of Common Stock.” We cannot advise you as to whether the selling securityholders will in fact sell any or all of such notes or shares of common stock. In addition, the selling securityholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the notes or shares of common stock in transactions exempt from the registration requirements of the Securities Act, after the date on which they provided the information set forth on the table below.

	Aggregate				Beneficial Ownership
	Principal		Number of	Number of	After Offering
	Amount of	Percentage of	Shares of	Shares of
	Notes Owned	Notes	Common	Common	Number of	Percentage
	Before Offering	Outstanding	Stock Held	Stock	Shares of	of Shares of
	and That May	Before	Before	Offered for	Common	Common
Selling Securityholder	Be Sold	Offering	Offering(1)	Sale(1)(2)	Stock(3)	Stock

Alexandra Global Master Fund, Ltd.(4)	$9,000,000	7.83%	532,544	532,544	—	*
Arbitex Master Fund, L.P.(5)	1,000,000	*	59,171	59,171	—	*
Arkansas Teacher Retirement Fund	2,535,000	2.20%	150,000	150,000	—	*
Baptist Health of South Florida	352,000	*	20,828	20,828	—	*
CALAMOS® Convertible Growth and Income Fund — CALAMOS® Investment Trust	4,000,000	3.48%	236,686	236,686	—	*
Citadel Equity Fund Ltd.(5)(7)	39,030,000	33.94%	2,309,467	2,309,467	—	*
Citadel Jackson Investment Fund Ltd.(5)	5,070,000	4.41%	300,000	300,000	—	*
CNH CA Master Account, L.P.	4,500,000	3.91%	266,272	266,272	—	*
Credit Suisse First Boston LLC(6)(8)	5,203,000	4.52%	307,869	307,869	—	*
DBAG London(5)	1,000,000	*	59,171	59,171	—	*
Engineers Joint Pension Fund	240,000	*	14,201	14,201	—	*
Geode U.S. Convertible Arbitrage Fund, a series of Geode Investors, LLC	2,000,000	1.74%	118,343	118,343	—	*
MSD TCB, L.P.(9)	11,090,000	9.64%	656,213	656,213	—	*
Nicholas Applegate Convertible Mutual Fund	430,000	*	25,443	25,443	—	*

	Aggregate				Beneficial Ownership
	Principal		Number of	Number of	After Offering
	Amount of	Percentage of	Shares of	Shares of
	Notes Owned	Notes	Common	Common	Number of	Percentage
	Before Offering	Outstanding	Stock Held	Stock	Shares of	of Shares of
	and That May	Before	Before	Offered for	Common	Common
Selling Securityholder	Be Sold	Offering	Offering(1)	Sale(1)(2)	Stock(3)	Stock

Polaris Vega Fund L.P.	1,500,000	1.30%	88,757	88,757	—	*
Polygon Global Opportunities Master Fund	2,000,000	1.74%	118,343	118,343	—	*
Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio	2,600,000	2.26%	153,846	153,846	—	*
San Diego City Retirement	515,000	*	30,473	30,473	—	*
San Diego County Convertible	1,090,000	*	64,497	64,497	—	*
Satellite Convertible Arbitrage Master Fund LLC	5,500,000	4.78%	325,443	325,443	—	*
Sunrise Partners Limited Partnership(5)	5,500,000	4.78%	325,443	325,443	—	*
Topanga XI(5)	954,000	*	56,449	56,449	—	*
UBS O’Connor LLC f/b/o O’Connor Global Convertible Arbitrage Master Ltd.	1,500,000	1.30%	88,757	88,757	—	*
Van Kampen Harbor Fund(6)	2,000,000	1.74%	118,343	118,343	—	*
Wake Forest University	285,000	*	16,863	16,863	—	*
Wolverine Asset Management, LLC(5)	2,046,000	1.78%	121,065	121,065	—	*
WPG MSA Convertible Arbitrage Fund(5)	200,000	*	11,834	11,834	—	*
WPG Convertible Arbitrage Overseas Master Fund(5)	800,000	*	47,337	47,337	—	*
Wyoming State Treasurer	560,000	*	33,136	33,136	—	*
All other holders of the Notes or future transferees, pledges, donees, assignees or successors of any such holders	2,500,000	2.17%	147,939	147,939	—	*

Totals	$115,000,000	100.00%	6,804,733	6,804,733	—	*

*	Less than one percent (1%).

(1)	Assumes conversion of all of the holder’s notes based upon the initial conversion price of $16.90 per share of common stock. This is equivalent to a conversion rate of approximately 59.1716 shares per $1,000 principal amount of notes. This conversion rate is subject to adjustment as described under “Description of the Notes — Conversion of Notes.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase in the future. In addition, the number of shares of common stock listed for each holder does not include fractional shares. Holders will receive a cash payment for any fractional share resulting from conversion of the notes, as described under “Description of Notes — Conversion of Notes.”

(2)	Except as noted, the shares of common stock that may be sold upon conversion of the notes by any selling securityholder will not represent 1% or more of our outstanding common stock.

(3)	Assumes all of the notes and shares of common stock issuable upon their conversion are sold in the offering.

(4)	The shares of common stock that may be sold upon conversion of notes by this selling securityholder will represent 1.15% of our outstanding common stock. This percentage is calculated based on Rule 13d-3(d)(i) of the Exchange Act, using 45,911,170 shares of common stock outstanding as of September 30, 2003. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of this selling securityholder’s notes, but we did not assume conversion of any other selling securityholder’s notes.

(5)	This selling securityholder has identified itself as an affiliate of a broker-dealer. Please see “Plan of Distribution” for required disclosure regarding these selling securityholders.

(6)	This selling securityholder has identified itself as a registered broker-dealer and, accordingly, an underwriter. Please see “Plan of Distribution” for required disclosure regarding these selling securityholders.

(7)	The shares of common stock that may be sold upon conversion of notes by this selling securityholder will represent 4.79% of our outstanding common stock. This percentage is calculated based on Rule 13d-3(d)(i) of the Exchange Act, using 45,911,170 shares of common stock outstanding as of September 30, 2003. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of this selling securityholder’s notes, but we did not assume conversion of any other selling securityholder’s notes.

(8)	The selling securityholder has identified itself as having a material relationship with Ask Jeeves, Inc. during the past three years. Specifically this selling securityholder was the initial purchaser of the notes in our offering of the notes pursuant to Rule 144A.

(9)	The shares of common stock that may be sold upon conversion of notes by this selling securityholder will represent 1.41% of our outstanding common stock. This percentage is calculated based on Rule 13d-3(d)(i) of the Exchange Act, using 45,911,170 shares of common stock outstanding as of September 30, 2003. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of this selling securityholder’s notes, but we did not assume conversion of any other selling securityholder’s notes.

      Information concerning the selling securityholders may change from time to time, and any changed information will be set forth in prospectus supplements if and when required. New selling securityholders, if any, will be set forth from time to time in post-effective amendments to the registration statement of which this prospectus is a part or supplements to this prospectus, as required.

PLAN OF DISTRIBUTION

      We are registering the notes and shares of our common stock covered by this prospectus to permit holders to conduct public secondary trading of these securities from time to time after the date of this prospectus. We will not receive any of the proceeds from the offering of notes or the shares of our common stock by the selling securityholders. We have been advised by the selling securityholders that the selling securityholders or pledgees, donees or transferees of, or other successors in interest to, the selling securityholders may sell all or a portion of the notes and shares of our common stock beneficially owned by them and offered hereby from time to time:

•	directly; or

•	through underwriters, broker-dealers or agents, who may act solely as agents or who may acquire the notes or shares of our common stock as principals, and who may receive compensation in the form of discounts, commissions or concessions from the selling securityholders or from the purchasers of the notes and shares of our common stock for whom they may act as agent.

      The notes and the shares of our common stock may be sold from time to time in one or more transactions at:

•	fixed prices, which may be changed;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

      These prices will be determined by the holders of the securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling securityholders from the sale of the notes or shares of our common stock offered by them hereby will be the purchase price of the notes or shares of our common stock less discounts and commissions, if any.

      The sales described in the preceding paragraph may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes or shares of our common stock may be listed or quoted at the time of sale, including the Nasdaq National Market in the case of the shares of our common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options whether the options are listed on an option exchange or otherwise; or

•	through the settlement of short sales.

      These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

      In connection with sales of the notes and shares of our common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and shares of our common stock in the course of hedging their positions.

      The selling securityholders may also sell the notes and shares of our common stock short and deliver notes and shares of our common stock to close out short positions, or loan or pledge notes and shares of our common stock to broker-dealers that in turn may sell the notes and shares of our common stock.

      Each of the selling securityholders which is an affiliate of a registered broker-dealer has represented to us that it purchased the notes and/or the shares of our common stock issuable upon conversion of the notes in the ordinary course of business and at the time of such purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute such notes and/or common stock issuable upon conversion of the notes.

      No selling securityholder may satisfy its obligations in connection with short sale or hedging transactions entered into before the effective date of the registration statement of which this prospectus is a part by delivering securities registered under such registration statement.

      To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the shares of our common stock by the selling securityholders. Selling securityholders might not sell any, or might not sell all, of the notes and the shares of our common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that a selling securityholder will not transfer the notes or the shares of our common stock by other means not described in this prospectus.

      To the extent required, upon being notified by a selling securityholder that any arrangement has been entered into with any agent, underwriter or broker-dealer for the sale of notes or common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by any agent, underwriter or broker-dealer(s), the name(s) of the selling securityholder(s) and of the participating agent, underwriter or broker-dealer(s), specific notes and/or common stock to be sold, the respective purchase prices and public offering prices, any applicable commissions or discounts, and other facts material to the transaction will be set forth in a supplement to this prospectus or a post-effective amendment to the registration statement of which this prospectus is a part, as appropriate

      In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

      The outstanding shares of our common stock are listed for trading on the Nasdaq National Market. We do not intend to list the notes for trading on the Nasdaq National Market or any other national securities exchange and can give no assurance that any trading market for the notes will develop.

      In order to comply with the securities laws of some states, if applicable, the notes and underlying common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

      The selling securityholders and any broker and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the notes or the shares of our common stock may be deemed to be “underwriters” within the meaning of the Securities Act. In this case, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of the notes or the shares of our common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any profits realized by the selling securityholders may be deemed to be underwriting commissions. If a selling securityholder is deemed to be an underwriter, the selling securityholder may be subject to certain statutory liabilities including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. Selling securityholders who are deemed underwriters within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

      The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying shares of our common stock by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying shares of our common stock to engage in market-making activities with respect to the particular notes and the underlying shares of our common stock being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the notes and the underlying shares of our common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying shares of our common stock.

      We entered into a registration rights agreement for the benefit of the holders of the notes to register their notes and underlying common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides that the selling securityholders and the initial purchaser will indemnify Ask Jeeves, Inc and its respective directors, officers and controlling persons and Ask Jeeves, Inc. will indemnify the selling securityholders and the initial purchaser and their respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the underlying common stock, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. We have agreed to pay all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the notes and shares of our common stock.

      We have agreed under the registration rights agreement to use our reasonable best efforts to keep the registration statement of which this prospectus is a part effective until the earlier of:

(1) two years from the date we filed the registration statement of which this prospectus is a part;

(2) the date when all registrable securities shall have been sold under the registration statement of which this prospectus is a part or Rule 144 under the Securities Act or any similar provision but not Rule 144A ;

(3) the date on which all registrable securities held by non-affiliates are eligible to be sold to the public pursuant to Rule 144(k) under the Securities Act; and

(4) the date on which there are no outstanding registrable securities.

      We may suspend the selling securityholders’ use of this prospectus and offers and sales of the notes and shares of common stock pursuant to this prospectus for a period not to exceed 45 days in the aggregate in any 90-day period, and not to exceed 120 days in the aggregate in any twelve-month period under certain circumstances related to the possibility that the registration statement contains an untrue statement of a material fact or omits to state a material fact, pending corporate developments or other similar events. If we do not maintain the effectiveness of the registration statement of which this prospectus is a part in accordance with the registration rights agreement, subject to the permitted suspension periods, we may be required to pay additional cash interest as liquidated damages as specified in the registration rights agreement.

      The anti-manipulation rules under the Exchange Act may apply to sales of notes or shares of common stock in the market and to the activities of the selling securityholders and their affiliates.

LEGAL MATTERS

      Certain legal matters in connection with the notes will be passed upon for us by O’Melveny & Myers LLP, San Francisco, California.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and financial statement schedule included in our current report on Form 8-K filed on September 19, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and financial statement schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION ABOUT ASK JEEVES, INC.

      We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC at the SEC’s public reference room at

450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the SEC’s Internet website at http://www.sec.gov.

      Our common stock is quoted on The Nasdaq National Market under the symbol “ASKJ” and our SEC filings can also be read at: The National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

      You may also obtain information about Ask Jeeves, Inc. at our Internet website at http://www.Ask.com. However, the information on our website does not constitute a part of this prospectus.

      We are “incorporating by reference” certain documents that we file with the SEC, which means that such documents are considered part of this prospectus and that we can disclose important information to you by referring to those documents. Information that we file in the future with the SEC will automatically update and supersede earlier information in or incorporated by reference in this prospectus. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent a statement contained in this prospectus or any subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement. Any statement that is modified or superseded shall not, except as so modified or superseded, constitute part of this prospectus.

      We incorporate by reference the documents listed below and any other information we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including any filings after the date of this prospectus until the offering is completed:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed on March 12, 2003 (including the portions of our Proxy Statement on Schedule 14A filed on April 9, 2003 that are incorporated by reference therein);

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003, filed on May 2, 2003, August 5, 2003 and November 4, 2003, respectively;

•	Our Current Report on Form 8-K, filed on May 1, 2003, regarding the resignation of Mr. Roger Strauch from our board of directors;

•	Our Current Report on Form 8-K, filed on May 29, 2003, regarding the U.K. Google Services Agreement;

•	Our Current Reports on Form 8-K, filed on May 29, 2003 and July 2, 2003, regarding the disposition of our Jeeves Solutions division;

•	Our Current Report on Form 8-K, filed as of May 30, 2003 adding a subsequent event footnote (unaudited) to our previously filed audited consolidated financial statements for the year ended December 31, 2002;

•	Our Current Report on Form 8-K, filed on September 19, 2003, reflecting the treatment of the results of Jeeves Solutions as a discontinued operation in our consolidated financial statements for each of the three years in the period ended December 31, 2002.

•	The description of our common stock contained in our Registration Statement on Form 8-A, filed with the Commission on June 28, 1999 and as subsequently amended, and any other amendment or report filed for the purpose of updating such description; and

•	The description of our preferred stock purchase rights contained in our Registration Statement on Form 8-A filed with the Commission on May 10, 2001, and any amendment or report filed for the purpose of updating such description.

      We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the documents that have been incorporated by reference in this prospectus, other than the exhibits to such documents unless the exhibits are specifically requested. Requests should be directed to:

Ask Jeeves, Inc.

Investor Relations
5858 Horton Street, Suite 350
Emeryville, California 94608
(510) 985-7485